FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2023

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __                    No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1. 1st Quarter Results

AstraZeneca
27 April 2023

Q1 2023 results

Strong start to the year with stable Total Revenue and 15% growth excluding COVID-19 medicines[1]

Revenue and EPS summary

		Q1 2023
		% Change
	$m	Actual	CER [2]
- Product Sales	10,566	(4)	1
- Alliance Revenue[3]	286	88	90
- Collaboration Revenue3	27	(89)	(89)
Total Revenue	10,879	(4)	-
Total Revenue ex COVID-19	10,725	10	15
Reported[4] EPS[5]	$1.16	>4x	>4x
Core[6] EPS	$1.92	1	6

Financial performance (Q1 2023 figures unless otherwise stated, growth numbers at CER)

Total Revenue stable at $10,879m, despite a decline of $1,460m from COVID-19 medicines

- Excluding COVID-19 medicines, Total Revenue increased 15% and Product Sales increased 16%

- Total Revenue from Oncology medicines increased 19%, CVRM[7] 22%, R&I[8] 8%, and Rare Disease 14%

- Core Gross margin of 83%, up four percentage points, reflecting the decline in sales of lower margin COVID-19 medicines, the cost of production in prior periods, and a mix shift to more speciality medicines

- Core Operating margin of 36%, up one percentage point, reflecting a $220m increase in Core Other operating income, which included a gain from the divestment of Pulmicort Flexhaler rights in the US

- Core EPS increased 6% to $1.92

- Reiterating guidance for FY 2023 Total Revenue and Core EPS

Pascal Soriot, Chief Executive Officer, AstraZeneca, said:

"AstraZeneca had a strong start to 2023, with Total Revenue excluding COVID-19 medicines increasing 15%. Our performance in Emerging Markets was particularly strong and I am impressed by the growth and pace of innovation I see in China, which underscores the competitive advantage of our leading presence in this country.

Our pipeline momentum continued with positive Phase III results for a Lynparza-plus-Imfinzi combination in ovarian cancer, Imfinzi in lung cancer, and promising new data for Enhertu across a range of cancer types. Additionally, in the year to date we have started six new Phase III trials and are on track to initiate 30 over the course of 2023.

Finally, I would like to thank Leif Johansson for his outstanding leadership during his time as Chair of the Board, and his contribution to our return to growth strategy. Leif has been a tremendous partner to me, and I look forward to building the same strong partnership with our new Chair, Michel Demaré."

Key milestones achieved since the prior results

- Key read outs: positive results for Lynparza and Imfinzi in ovarian cancer (DUO-O), Imfinzi in NSCLC[9] (AEGEAN) and Enhertu in multiple tumour types (DESTINY-PanTumor02). Tagrisso showed a statistically significant improvement in overall survival in NSCLC (ADAURA)

- Key regulatory approvals: EU approvals for Imfinzi and Imjudo in HCC[10] (HIMALAYA) and NSCLC (POSEIDON), Calquence maleate tablet formulation, and positive CHMP recommendation for Ultomiris in NMOSD[11]. China approvals for Enhertu in HER2-positive[12] breast cancer (DESTINY-Breast03) and Calquence in mantle cell lymphoma

As announced on 11 April 2023, AstraZeneca's results for Q2 2023 will include a gain of $718m in Core Other operating income resulting from an update to the contractual relationships for nirsevimab[13]

Guidance

The Company reiterates guidance for FY 2023 at CER, based on the average exchange rates through 2022.

Total Revenue is expected to increase by a low-to-mid single-digit percentage

Excluding COVID-19 medicines, Total Revenue is expected to increase by a low double-digit percentage

- Core EPS is expected to increase by a high single-digit to low double-digit percentage

- While challenging to forecast, Total Revenue from COVID-19 medicines (Vaxzevria[14] and COVID-19 mAbs[15]) is expected to decline significantly in FY 2023, with minimal revenue from Vaxzevria

- Total Revenue from China is expected to return to growth and increase by a low single-digit percentage in FY 2023

- Alliance Revenue and Collaboration Revenue are both expected to increase[16], driven by continued growth of our partnered medicines and success-based milestones

- Other operating income is expected to increase

- Core Operating expenses are expected to increase by a low-to-mid single-digit percentage, driven by investment in recent launches and the ungating of new trials following pipeline success

- The Core Tax Rate is expected to be between 18-22%

The Company is unable to provide guidance on a Reported basis because it cannot reliably forecast material elements of the Reported results, including any fair value adjustments arising on acquisition-related liabilities, intangible asset impairment charges and legal settlement provisions. Please refer to the cautionary statements section regarding forward-looking statements at the end of this announcement.

Currency impact

If foreign exchange rates for April to December 2023 were to remain at the average rates seen in the month of March 2023, it is anticipated that FY 2023 Total Revenue and FY 2023 Core EPS would both incur a low single-digit adverse impact versus the performance at CER.

The Company's foreign exchange rate sensitivity analysis is provided in Table 18.

Table 1: Key elements of Total Revenue performance in Q1 2023

		% Change
Revenue type	$m	Actual	CER
Product Sales	10,566	(4)	1	∗ Decline of 4% (1% increase at CER) impacted by lower sales of COVID-19 medicines ∗ Strong growth in Oncology, CVRM, R&I and Rare Disease
Alliance Revenue	286	88	90	∗ $220m for Enhertu (Q1 2022: $76m) ∗ $43m for Tezspire (Q1 2022: $3m) ∗ See Table 6 for further details
Collaboration Revenue	27	(89)	(89)	∗ No sales or regulatory milestones from Lynparza in the quarter (Q1 2022: $175m) ∗ See Table 7 for further details
Total Revenue	10,879	(4)	--	∗ Excluding COVID-19 medicines, Q1 2023 Total Revenue increased by 10% (15% at CER)
Therapy areas	$m	Actual %	CER %
Oncology	4,148	14	19	∗ Strong performance across key medicines and regions ∗ No sales or regulatory milestones from Lynparza in the quarter (Q1 2022: $175m)
CVRM6	2,557	15	22	∗ Farxiga up 32% (39% CER), Lokelma up 56% (64% at CER), roxadustat up 52% (66% CER), Brilinta up 3% (5% at CER)
R&I	1,633	3	8
∗ Fasenra up 10% (13% CER), Breztri up 67% (73% CER). Saphnelo and Tezspire continue to grow rapidly during their launch phase
∗ Collaboration Revenue of $nil (Q1 2022: $70m, relating to tralokinumab milestone)

V&I[17]	355	(80)	(79)	∗ $127m from COVID-19 mAbs (Q1 2022: $469m) ∗ $28m from Vaxzevria (Q1 2022: $1,145m)
Rare Disease6	1,866	10	14	∗ Ultomiris up 55% (61% at CER), offset by decline in Soliris of 16% (13% at CER) ∗ Strensiq up 26% (28% at CER) reflecting strong patient demand and geographic expansion
Other Medicines	320	(26)	(21)
Total Revenue	10,879	(4)	-
Regions inc. COVID-19	$m	Actual %	CER %
US	4,299	4	4
Emerging Markets	3,162	(6)	1	∗ Growth rate impacted by lower sales of COVID-19 medicines (numbers ex. COVID-19 below)
- China	1,602	(1)	8
- Ex-China Emerging Markets	1,560	(10)	(6)
Europe	2,162	(5)	-
Established RoW	1,256	(22)	(12)
Total Revenue inc. COVID-19	10,879	(4)	-
Regions ex. COVID-19	$m	Actual %	CER %
US	4,299	15	15
Emerging Markets	3,136	14	22
- China	1,602	2	11	∗ Third consecutive quarter of growth at CER ∗ Recovery in inhaled products following lifting of COVID-19 restrictions
- Ex-China Emerging Markets	1,534	31	38	∗ Timing of Rare Disease tender orders
Europe	2,148	3	9
Established RoW	1,142	(5)	7
Total Revenue ex. COVID-19	10,725	10	15

Table 2: Key elements of financial performance in Q1 2023

Metric	Reported	Reported change	Core	Corechange	Comments[18]
Total Revenue	$10,879m	-4% Actual stable at CER	$10,879m	-4% Actual stable at CER	∗ Excluding COVID-19 medicines, Q1 2023 Total Revenue increased by 10% (15% at CER) ∗ See Table 1 and the Total Revenue section of this document for further details
Gross Margin[19]	82%	14pp Actual 14pp CER	83%	4pp Actual 4pp CER
+  Increasing mix of sales from Oncology and Rare Disease medicines
+  Decreasing mix of Vaxzevria sales
‒   Increasing mix of products with profit-sharing arrangements
∗ Variations in Gross Margin can be expected between periods due to product seasonality, foreign exchange fluctuations, cost inflation and other effects

R&D expense	$2,611m	22% Actual 28% CER	$2,300m	5% Actual 10% CER
+  Increased investment in the pipeline
+  Reported R&D expense was also impacted by intangible asset impairments in Q1 2023, and by reversals of impairments in Q1 2022
∗ Core R&D-to-Total Revenue ratio of 21%(Q1 2022: 19%)
∗ Year-on-year comparisons can be impacted by differences in cost phasing

SG&A expense	$4,059m	-16% Actual -13% CER	$3,054m	4% Actual 8% CER
+  Market development activities for recent launches
+  Core SG&A-to-Total Revenue ratio of 28%(Q1 2022: 26%).
‒   Reported SG&A in Q1 2022 included a $775m charge for a legal settlement with Chugai Pharmaceutical Co. Ltd
∗ Year-on-year comparisons can be impacted by differences in cost phasing

Other operating income[20]	$379m	>3x Actual >3x CER	$318m	>3x Actual >3x CER	∗ Reported and Core OOI includes a gain of $241m from the disposal of US rights to Pulmicort Flexhaler
Operating Margin	23%	16pp Actual 16pp CER	36%	2pp Actual 1pp CER	∗ See Gross Margin, Expenses and OOIcommentary above
Net finance expense	$287m	-10% Actual -8% CER	$240m	-4% Actual -3% CER
∗ Higher interest received on cash balances, partially offset by higher rates on floating debt and bond issuances
∗ Reported also impacted by a reduction in the discount unwind on acquisition-related liabilities

Tax rate	20%	-10pp Actual -10pp CER	20%	-1pp Actual -1pp CER	∗ Variations in the tax rate can be expected between periods
EPS	$1.16	>4x Actual >4x CER	$1.92	1% Actual 6% CER	∗ Further details of differences between Reported and Core are shown in Table 13

Table 3: Pipeline highlights since prior results announcement

Event	Medicine	Indication / Trial	Event
Regulatory approvals and other regulatory actions	Imfinzi +/- Imjudo	NSCLC (1st-line) (POSEIDON)	Regulatory approval (EU)
	Imfinzi + Imjudo	Hepatocellular carcinoma (1st-line) (HIMALAYA)	Regulatory approval (EU)
	Enhertu	HER2-positive breast cancer (2nd-line) (DESTINY-Breast03)	Regulatory approval (CN)
	Calquence	Maleate tablet formulation	Regulatory approval (EU)
	Calquence	Mantle cell lymphoma	Regulatory approval (CN)
	Ultomiris	NMOSD	Positive CHMP opinion (EU)
Regulatory submissionsor acceptances	Imfinzi	Biliary tract cancer (TOPAZ-1)	Regulatory submission (CN)
	Enhertu	HER2+ breast cancer (3rd-line) (DESTINY-Breast02)	Regulatory submission (EU)
	Beyfortus	RSV[21] (MELODY/MEDLEY)	Regulatory submission (JP)
	eplontersen	ATTRv-PN[22] (NEURO-TTRansform)	Regulatory submission (US)
	danicopan	PNH with EVH	Regulatory submission (EU)
Major Phase III data readouts and other developments	Lynparza + Imfinzi	Ovarian cancer (1st-line) (DUO-O)	Primary endpoint met
	Imfinzi	NSCLC (neoadjuvant) (AEGEAN)	Dual primary endpoints met

Other pipeline updates

The Phase II/III trial for cotadutide daily formulation in NASH has been discontinued due to portfolio prioritisation. Development continues for AZD9550, a weekly injectable GLP-1/glucagon.

In April, the ALXN1840 programme in Wilson Disease was terminated. The decision was based on feedback from regulatory authorities on review of data from the Wilson Disease programme, including the Phase III FoCus and two Phase II mechanistic trials.

Table 4: New Phase III trials started since 1 January 2023

Medicine	Trial name	Indication
datopotamab deruxtecan	AVANZAR	NSCLC (1st-line)
	TROPION-Lung07	Non-squamous NSCLC (1st-line)
camizestrant	CAMBRIA-1	HR-positive[23]/HER2-negative adjuvant breast cancer
Tezspire	CROSSING	Eosinophilic oesophagitis
AZD3152	SUPERNOVA	COVID-19 prophylaxis
Ultomiris	ARTEMIS	Cardiac surgery associated acute kidney injury

Corporate and business development
In the quarter, AstraZeneca completed the previously-announced acquisitions of CinCor Pharma Inc. (CinCor) and Neogene Therapeutics Inc., and the disposal of US commercial rights to Pulmicort Flexhaler to Cheplapharm.

AstraZeneca expanded its collaboration with SOPHiA GENETICS to apply their multimodal technology and expertise to AstraZeneca's oncology portfolio. The multimodal approach will combine radiomics analysis of medical imaging data, molecular data, digital pathology, clinical and biologic data for a more comprehensive assessment of multimodal signatures.

In March 2023, AstraZeneca signed an investment agreement with Qingdao High-tech Industrial Development Zone to build a production and supply site in China for Breztri pressurised metered-dose inhalers. The Qingdao plant will address the country's growing COPD burden. China is home to about 100 million patients with COPD, which is the third leading cause of death in the country.

In April 2023, the contractual relationship between AstraZeneca and Swedish Orphan Biovitrum AB (Sobi) relating to future sales of nirsevimab in the US was replaced by a royalty relationship between Sanofi and Sobi. As a result, a liability representing AstraZeneca's future obligations to Sobi will be eliminated from AstraZeneca's Statement of Financial Position, and AstraZeneca will record a gain of $718m in Core Other operating income in Q2 2023.

Sustainability summary
AstraZeneca published its ninth Sustainability Report and Data Summary, along with the 2022 TCFD[24] Report and related case studies. AstraZeneca also hosted an annual Sustainability call for shareholders, reiterating its continued commitment to deliver across our pillars; Access to Healthcare, Environmental Protection and Ethics and Transparency. A recording of the call and accompanying materials are available on the AstraZeneca IR website.

Management changes
As previously communicated, Leif Johansson, will retire as Chair at the conclusion of the Company's Annual General Meeting today, 27 April 2023. Michel Demaré's appointment as Chair will take effect immediately on Leif's retirement, and Michel will step down as a member of the Audit Committee.

Conference call
A conference call and webcast for investors and analysts will begin today, 27 April 2023, at 11:45 UK time. Details can be accessed via astrazeneca.com.

Reporting calendar
The Company intends to publish its half-year and second-quarter results on Friday, 28 July 2023.

Operating and financial review

All narrative on growth and results in this section is based on actual exchange rates, and financial figures are in US$ millions ($m), unless stated otherwise. The performance shown in this announcement covers the three month period to 31 March 2023 ('the quarter' or 'Q1 2023') compared to the three month period to 31 March 2022 ('Q1 2022'), unless stated otherwise.

Core financial measures, EBITDA, Net debt, Gross Margin, Operating Margin and CER are non-GAAP financial measures because they cannot be derived directly from the Group's Interim Financial Statements. Management believes that these non-GAAP financial measures, when provided in combination with Reported results, provide investors and analysts with helpful supplementary information to understand better the financial performance and position of the Group on a comparable basis from period to period. These non-GAAP financial measures are not a substitute for, or superior to, financial measures prepared in accordance with GAAP.

Core financial measures are adjusted to exclude certain significant items, such as:

- Amortisation and impairment of intangible assets, including impairment reversals but excluding any charges relating to IT assets

- Charges and provisions related to restructuring programmes, which includes charges that relate to the impact of restructuring programmes on capitalised IT assets

- Alexion acquisition-related items, primarily fair value adjustments on acquired inventories and fair value impact of replacement employee share awards

- Other specified items, principally the imputed finance charges and fair value movements relating to contingent consideration on business combinations or asset acquisitions, legal settlements and remeasurement adjustments relating to Other payables

- The tax effects of the adjustments above are excluded from the Core Tax charge

Details on the nature of Core financial measures are provided on page 62 of the Annual Report and Form 20-F Information 2022.

Reference should be made to the Reconciliation of Reported to Core financial measures table included in the financial performance section in this announcement.

Gross Margin is the percentage by which Product Sales exceeds the Cost of Sales, calculated by dividing the difference between the two by the sales figure. The calculation of Reported and Core Gross Margin excludes the impact of Alliance Revenue and Collaboration Revenue and any associated costs, thereby reflecting the underlying performance of Product Sales.

EBITDA is defined as Reported Profit before tax after adding back Net finance expense, results from Joint ventures and associates and charges for Depreciation, amortisation and impairment. Reference should be made to the Reconciliation of Reported Profit before tax to EBITDA included in the financial performance section in this announcement.

Net debt is defined as Interest-bearing loans and borrowings and Lease liabilities, net of Cash and cash equivalents, Other investments, and Net derivative financial instruments. Reference should be made to Note 3 'Net debt' included in the Notes to the Interim Financial Statements in this announcement.

The Company strongly encourages investors and analysts not to rely on any single financial measure, but to review AstraZeneca's financial statements, including the Notes thereto, and other available Company reports, carefully and in their entirety.

Due to rounding, the sum of a number of dollar values and percentages in this announcement may not agree to totals.

Total Revenue

Table 5: Therapy area and medicine performance

	Q1 2023
		% Change
Product Sales	$m	% Total	Actual	CER
Oncology	3,920	36	16	21
- Tagrisso	1,424	13	9	15
- Imfinzi [25]	900	8	50	56
- Lynparza	651	6	5	10
- Calquence	532	5	28	31
- Enhertu	37	-	>3x	>3x
- Orpathys	8	-	(33)	(27)
- Zoladex	227	2	(6)	3
- Faslodex	75	1	(19)	(11)
- Others	66	1	(32)	(27)
BioPharmaceuticals: CVRM	2,530	23	15	21
- Farxiga	1,299	12	30	37
- Brilinta	334	3	3	5
- Lokelma	98	1	56	64
- roxadustat	61	1	49	63
- Andexxa	44	-	34	42
- Crestor	305	3	14	23
- Seloken/Toprol-XL	179	2	(27)	(20)
- Onglyza	63	1	(8)	(3)
- Bydureon	45	-	(33)	(32)
- Others	102	1	4	9
BioPharmaceuticals: R&I	1,583	15	5	10
- Symbicort	688	6	2	7
- Fasenra	338	3	10	13
- Breztri	144	1	67	73
- Saphnelo	47	-	>4x	>4x
- Tezspire	11	-	n/m	n/m
- Pulmicort	221	2	2	9
- Bevespi	15	-	(1)	2
- Daliresp/Daxas	13	-	(75)	(75)
- Others	106	1	(27)	(22)
BioPharmaceuticals: V&I	355	3	(80)	(78)
- COVID-19 mAbs	127	1	(73)	(70)
- Vaxzevria	28	-	(97)	(97)
- Synagis	198	2	(1)	5
- FluMist	2	-	n/m	n/m
Rare Disease	1,866	17	10	14
- Soliris	834	8	(16)	(13)
- Ultomiris	651	6	55	61
- Strensiq	262	2	26	28
- Koselugo	79	1	>2x	>2x
- Kanuma	40	-	4	6
Other Medicines	312	3	(26)	(21)
- Nexium	244	2	(27)	(20)
- Others	68	1	(26)	(23)
Product Sales	10,566	97	(4)	1
Alliance Revenue	286	3	88	90
Collaboration Revenue	27	-	(89)	(89)
Total Revenue	10,879	100	(4)	-

Table 6: Alliance Revenue

	Q1 2023
			% Change
	$m	% Total	Actual	CER
Enhertu	220	77	>2x	>2x
Tezspire	43	15	n/m	n/m
Vaxzevria: royalties	-	-	n/m	n/m
Other royalty income	20	7	23	24
Other Alliance Revenue	3	1	>3x	>3x
Total	286	100	88	90

Table 7: Collaboration Revenue

	Q1 2023
			% Change
	$m	% Total	Actual	CER
Farxiga: sales milestones	24	89	n/m	n/m
Other Collaboration Revenue	3	11	(76)	(76)
Total	27	100	(89)	(89)

Table 8: Total Revenue by therapy area

	Q1 2023
	% Change
	$m	% Total	Actual	CER
Oncology	4,148	38	14	19
BioPharmaceuticals	4,545	42	(19)	(15)
- CVRM	2,557	24	15	22
- R&I	1,633	15	3	8
- V&I	355	3	(80)	(79)
Rare Disease	1,866	17	10	14
Other Medicines	320	3	(26)	(21)
Total	10,879	100	(4)	-

Table 9: Total Revenue by region

	Q1 2023
		% Change
	$m	% Total	Actual	CER
US	4,299	40	4	4
Emerging Markets	3,162	29	(6)	1
- China	1,602	15	(1)	8
- Ex-China	1,560	14	(10)	(6)
Europe	2,162	20	(5)	-
Established RoW	1,256	12	(22)	(12)
Total	10,879	100	(4)	-

Table 10: Total Revenue by region - excluding COVID-19 medicines

	Q1 2023
		% Change
	$m	% Total	Actual	CER
US	4,299	40	15	15
Emerging Markets	3,136	29	14	22
- China	1,602	15	2	11
- Ex-China	1,534	14	31	38
Europe	2,148	20	3	9
Established RoW	1,142	11	(5)	7
Total	10,725	100	10	15

Oncology

Oncology Total Revenue increased by 14% (19% at CER) in Q1 2023 to $4,148m and represented 38% of overall Total Revenue (Q1 2022: 32%). There was no Lynparza Collaboration Revenue in the quarter (Q1 2022: $175m) and Enhertu Alliance Revenue was $220m (Q1 2022: $76m). Product Sales increased by 16% (21% at CER) in Q1 2023 to $3,920m, reflecting new launches and increased patient access across key brands; partially offset by declines in legacy medicines.

Tagrisso

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
Q1 2023 $m	1,424	521	444	257	202
Actual change	9%	19%	9%	2%	(2%)
CER change	15%	19%	17%	8%	11%

Region	Drivers and commentary
Worldwide	∗ Increased use of Tagrisso in adjuvant and 1st-line setting and expansion of reimbursed access
US	∗ Increasing demand in 1st-line and adjuvant setting, partially offset by unfavourable inventory movements
Emerging Markets	∗ Rising demand from increased patient access in China continues to offset NRDL[26] renewal price reductions ∗ Recovery from Q4 2022 ordering dynamics in China
Europe	∗ Established standard of care in 1st-line and adjuvant setting across EU5[27], partially offset by pricing clawbacks in certain markets
Established RoW	∗ Increased use in 1st-line setting and launch acceleration in adjuvant, including Japan

Imfinzi

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
Q1 2023 $m	900	522	81	163	134
Actual change	50%	66%	39%	31%	33%
CER change	56%	66%	47%	38%	52%

Region	Drivers and commentary
Worldwide
∗ The Imfinzi revenue line includes sales of Imjudo, which launched in Q4 2022 following approvals in the US for patients with unresectable liver cancer (HIMALAYA) and Stage IV NSCLC (POSEIDON)
∗ Increased use of Imfinzi in BTC[28] (TOPAZ-1), liver cancer (HIMALAYA) and lung cancers (POSEIDON, CASPIAN)

US
∗ Continued growth in new patient starts across Stage III NSCLC and ES-SCLC[29]
∗ Strong launch in BTC following September 2022 FDA approval, and growing penetration of Imfinzi + Imjudo in liver and lung cancers

Emerging Markets	∗ Growth in ex-China driven increased market penetration in ES-SCLC and NSCLC (PACIFIC), and recovery of diagnosis and treatment rates following the COVID-19 pandemic
Europe	∗ Increased market penetration in ES-SCLC, launch trajectory in BTC, growth in the number of reimbursed markets
Established RoW	∗ New reimbursements, strong demand growth in BTC

Lynparza

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
Q1 2023 $m	651	268	137	178	68
Actual change	(18%)	(1%)	13%	(47%)	2%
CER change	(14%)	(1%)	19%	(44%)	16%

Product Sales	Worldwide	US	Emerging Markets	Europe	Established RoW
Q1 2023 $m	651	268	137	178	68
Actual change	5%	(1%)	13%	11%	2%
CER change	10%	(1%)	19%	18%	16%

Region	Drivers and commentary
Worldwide	∗ Lynparza remains the leading medicine in the PARP[30] inhibitor class globally across four tumour types, as measured by total prescription volume ∗ No regulatory milestones received in Q1 2023
US
∗ Positive demand growth driven by OlympiA (FDA approval March 2022) offset by flattening HRD testing rates in ovarian cancer and destocking following an inventory build in Q4 2022 in anticipation of PROpel launch

Emerging Markets	∗ Re-enlistment into China's NRDL for ovarian cancer indications (PSR[31] and BRCAm[32] 1st-line maintenance) and new enlistment in prostate cancer (PROfound)
Europe
∗ Growth driven by increased uptake in 1st-line HRD-positive ovarian cancer, gBRCAm[33] HER2-negative early breast cancer and BRCAm mCRPC, partially offset by new indication pricing impact and clawbacks in some markets

Established RoW	∗ Growth continues across tumour types

Enhertu

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
Q1 2023 $m	257	161	38	55	3
Actual change	>2x	>2x	>4x	>2x	>5x
CER change	>3x	>2x	>4x	>2x	>6x

Region	Drivers and commentary
Worldwide
∗ Combined sales of Enhertu, recorded by Daiichi Sankyo Company Limited (Daiichi Sankyo) and AstraZeneca, amounted to $508m in the quarter (Q1 2022: $166m)
∗ AstraZeneca's Total Revenue of $257m includes $220m of Alliance Revenue from its share of gross profit and royalties in territories where Daiichi Sankyo records product sales

US
∗ US in-market sales, recorded by Daiichi Sankyo, amounted to $336m in the quarter (Q1 2022: $119m)
∗ Rapid adoption as new standard of care across all launched indications including HER2-low mBC[34] with strong demand continuing from breast cancer launches

Emerging Markets	∗ Strong uptake driven by new approvals and launches
Europe
∗ Continued growth in 2nd-line and 3rd-line+ HER2-positive metastatic breast cancer
∗ Increased uptake following launches of 2nd-line+ HER2-positive gastric cancer and 2nd-line+ HER2-low metastatic breast cancer after EU approvals in December 2022 and January 2023 respectively (DESTINY-Gastric01, DESTINY-Gastric02, DESTINY-Breast04)

Established RoW	∗ In Japan, AstraZeneca receives a mid-single-digit percentage royalty on sales made by Daiichi Sankyo

Calquence

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
Q1 2023 $m	532	384	18	108	22
Actual change	28%	13%	>2x	95%	76%
CER change	31%	13%	>2x	>2x	91%

∗

Region	Drivers and commentary
Worldwide	∗ Increased penetration globally; leading BTKi[35] in key markets
US
∗ 1st-line patient share broadly stable, some competitive impact in relapsed refractory setting
∗ Q1 2023 performance impacted by destocking following inventory build-up that followed approval of the maleate tablet formulation

Orpathys

Total Revenue of $9m (Q1 2022: $11m) was driven by the 2021 launch in China, where Orpathys is approved for patients with lung cancer and MET[36] gene alterations. Orpathys is now included in the updated NRDL in China for the treatment of patients with NSCLC with MET exon 14 skipping alterations.

Other Oncology medicines

	Q1 2023	Change
Total Revenue	$m	Actual	CER
Zoladex	235	(5%)	4%	∗ Increased use in ex-China Emerging Markets
Faslodex	75	(19%)	(11%)	∗ Generic competition
Other Oncology	66	(32%)	(27%)	∗ Includes Iressa, Arimidex, Casodex and other older medicines

BioPharmaceuticals

BioPharmaceuticals Total Revenue decreased by 19% (15% at CER) in Q1 2023 to $4,545m, representing 42% of overall Total Revenue (Q1 2022: 49%). The decrease was driven by declining revenues from COVID-19 medicines. Growth from Farxiga and newer R&I medicines offset decreases in some older medicines.

BioPharmaceuticals - CVRM

CVRM Total Revenue increased by 15% (22% at CER) to $2,557m in Q1 2023, driven by a strong Farxiga performance, and represented 24% of overall Total Revenue (Q1 2022: 19%).

Farxiga

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
Q1 2023 $m	1,324	296	498	393	138
Actual change	32%	53%	27%	24%	39%
CER change	39%	53%	35%	31%	53%

Region	Drivers and commentary
Worldwide
∗ Farxiga volume is growing faster than the overall SGLT2[37] market in all major regions
∗ Additional benefit from continued growth in the overall SGLT2 inhibitor class
∗ Further HF[38] and CKD[39] launches and supportive updates to treatment guidelines including from ESC[40] and AHA[41]/ACC[42]/HFSA[43]. HF and CKD indications now launched in >100 markets

US
∗ Growth driven by HFrEF[44] and CKD for patients with and without T2D[45]
∗ Favourable gross-to-net impact in the quarter
∗ Farxiga continued to gain in-class brand share, driven by HF and CKD launches

Emerging Markets	∗ Growth despite generic competition in some markets. Solid growth in ex-China Emerging Markets, particularly Latin America
Europe
∗ Benefited from the addition of cardiovascular outcomes trial data to the label, the HFrEF regulatory approval in November 2020, and CKD regulatory approval in August 2021. HFpEF[46] approval in February 2023
∗ Continued strong volume growth in the quarter partially offset by clawbacks

Established RoW
∗ In Japan, AstraZeneca sells to collaborator Ono Pharmaceutical Co., Ltd, which records in-market sales. Continued volume growth driven by HF and CKD launches. A milestone payment from Ono was recorded in the quarter

Brilinta

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
Q1 2023 $m	334	179	82	67	6
Actual change	3%	8%	19%	(12%)	(59%)
CER change	5%	8%	25%	(7%)	(53%)

Region	Drivers and commentary
US	∗ Favourable comparison due to COVID-19 impact in Q1 2022
Emerging Markets	∗ Growth in all major Emerging Markets regions following COVID-19 recovery
Europe	∗ European sales negatively impacted by clawbacks

Lokelma

Total Revenue increased 56% (64% at CER) to $98m in Q1 2023. Continued progress in Europe, with strong volume growth. In China, Lokelma was enlisted to the NRDL in January 2022 and is now the leading potassium binder in the country.

roxadustat

Total Revenue increased 52% (66% at CER) to $62m, with roxadustat benefitting from increased volumes in China following NRDL renewal in 2022.

Andexxa

Total Revenue increased 2% (8% at CER) to $44m.

Other CVRM medicines

	Q1 2023	Change
Total Revenue	$m	Actual	CER
Crestor	306	14%	23%	∗ Strong sales growth in Emerging Markets, partly offset by declines in the US and Established RoW
Seloken	179	(27%)	(20%)	∗ Emerging Markets sales impacted by China VBP implementation of Betaloc[47] oral in H2 2021. Betaloc ZOK VBP was implemented in Q4 2022
Onglyza	63	(8%)	(3%)	∗ Continued decline for DPP-IV class
Bydureon	45	(33%)	(32%)	∗ Continued competitive pressures
Other CVRM	102	4%	9%

BioPharmaceuticals - R&I

Total Revenue of $1,633m from R&I medicines in Q1 2023 increased 3% (8% at CER) and represented 15% of overall Total Revenue (Q1 2022: 14%). This reflected growth in launch brands: Fasenra, Tezspire, Breztri and Saphnelo.

Symbicort

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
Q1 2023 $m	688	233	229	147	79
Actual change	2%	(10%)	37%	(6%)	(14%)
CER change	7%	(10%)	48%	(1%)	(7%)

Region	Drivers and commentary
Worldwide	∗ Symbicort remains the global market leader within a stable ICS[48]/LABA[49] class
US	∗ Market share resilience, consolidating leadership in a declining ICS/LABA market ∗ Generic entry expected in the US in 2023
Emerging Markets	∗ Post-COVID-19 recovery in China and channel inventory rebuild
Europe	∗ Resilient market share in growing ICS/LABA market, offset by pricing pressure
Established RoW	∗ Inventory destocking in some markets and generic erosion in Japan

Fasenra

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
Q1 2023 $m	338	201	14	88	35
Actual change	10%	6%	>2x	17%	(4%)
CER change	13%	6%	>2x	23%	7%

Region	Drivers and commentary
Worldwide	∗ Continues to be market leader in severe eosinophilic asthma in major markets, and leads in the IL-5[50] class
US	∗ Strong underlying demand growth, partially offset in the quarter by inventory dynamics
Emerging Markets	∗ Strong volume growth driven by launch acceleration across key markets
Europe	∗ Expanded leadership in severe eosinophilic asthma
Established RoW	∗ Maintained leadership of the dynamic market[51] in Japan

Breztri

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
Q1 2023 $m	144	81	38	15	10
Actual change	67%	53%	71%	>3x	52%
CER change	73%	53%	85%	>3x	73%

Region	Drivers and commentary
Worldwide	∗ Continues to gain market share within the growing FDC[52] triple class across major markets
US	∗ Consistent share growth within the FDC triple class in new-to-brand[53] and total market
Emerging Markets	∗ Maintained market share leadership in China within the FDC triple class
Europe	∗ Sustained growth across markets as new launches continue to progress
Established RoW	∗ Increasing new-to-brand market share within COPD plus ACO[54] in Japan

Saphnelo

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
Q1 2023 $m	47	44	-	1	2
Actual change	>4x	>4x	n/m	>3x	>4x
CER change	>4x	>4x	n/m	>4x	>5x

Region	Drivers and commentary
Worldwide	∗ Demand acceleration in the US, where Saphnelo has new-to-brand leadership in the i.v.[55] segment for SLE[56], and the ongoing launches in Europe and Japan

Tezspire

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
Q1 2023 $m	54	43	-	7	4
Actual change	>10x	>10x	n/m	n/m	n/m
CER change	>10x	>10x	n/m	n/m	n/m

Region	Drivers and commentary
Worldwide
∗ Tezspire is approved in the US, EU and Japan (as well as other countries) for the treatment of severe asthma without biomarker or phenotypic limitation.
∗ Amgen records sales in the US, and AstraZeneca records its share of US gross profits as Alliance Revenue
∗ AstraZeneca books Product Sales in markets outside the US
∗ Combined sales of Tezspire by AstraZeneca and Amgen were $105m in the quarter

US	∗ Increasing new-to-brand market share with majority of patients new to biologics
Europe	∗ Achieved and maintained new-to-brand leadership in key markets ∗ Pre-filled pen approved in January 2023
Established RoW	∗ Japan achieved new-to-brand leadership by month two

Other R&I medicines

	Q1 2023	% Change
Total Revenue	$m	Actual	CER
Pulmicort	221	2%	9%	∗ Revenues increased in Emerging Markets with continued recovery of nebulisation demand post COVID-19 and market share in China stabilising ∗ Revenue from the US declined 54%
Bevespi	15	(1%)	2%
Daliresp	13	(75%)	(75%)	∗ Impacted by uptake of multiple generics following loss of exclusivity in the US
Other R&I	113	(48%)	(45%)	∗ Collaboration Revenue of $nil (Q1 2022: $70m) ∗ Product Sales of $106m decreased 27% (22% at CER) due to generic competition

BioPharmaceuticals - V&I

Total Revenue from V&I medicines declined by 80% (79% at CER) to $355m (Q1 2022: $1,814m) and represented 3% of overall Total Revenue (Q1 2022: 16%).

COVID-19 mAbs

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
Q1 2023 $m	127	-	8	4	115
Actual change	(73%)	n/m	(91%)	(94%)	>10x
CER change	(70%)	n/m	(91%)	(94%)	>10x

Region	Drivers and commentary
US	∗ No revenue in the quarter following the completion of US government contract deliveries in Q4 2022, and the revision of Evusheld's emergency use authorisation in January 2023
Established RoW	∗ Deliveries in Japan

Vaxzevria

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
Q1 2023 $m	28	-	18	10	-
Actual change	(98%)	n/m	(97%)	(93%)	n/m
CER change	(97%)	n/m	(97%)	(92%)	n/m

Region	Drivers and commentary
Worldwide	∗ Revenue in the quarter decreased by 98% (97% at CER) due to the conclusion of Vaxzevria contracts

Other V&I medicines

Q1 2023		% Change
Total Revenue	$m	Actual	CER
Synagis	198	(1%)	5%
FluMist	2	n/m	n/m	∗ Normal seasonality

Rare Disease

Total Revenue from Rare Disease medicines increased by 10% (14% at CER) in Q1 2023 to $1,866m, representing 17% of overall Total Revenue (Q1 2022: 15%).

Performance was driven by the durability of the C5[57] franchise, Soliris and Ultomiris growth in neurology indications and expansion into new markets.

Soliris

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
Q1 2023 $m	834	448	115	183	88
Actual change	(16%)	(24%)	63%	(17%)	(18%)
CER change	(13%)	(24%)	77%	(12%)	(10%)

Region	Drivers and commentary
US	∗ Performance impacted by successful conversion of Soliris patients to Ultomiris in PNH, aHUS[58] and gMG[59], partially offset by Soliris growth in NMOSD
Emerging Markets	∗ Growth from expansion into new markets and favourable timing of tender orders in some markets
Europe,Established RoW	∗ Decline driven by successful conversion of Soliris patients to Ultomiris, slightly offset by growth in NMOSD

Ultomiris

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
Q1 2023 $m	651	381	13	159	98
Actual change	55%	73%	(46%)	52%	39%
CER change	61%	73%	(45%)	61%	61%

Region	Drivers and commentary
Worldwide
∗ Performance driven by gMG launch in the US and expansion into new markets
∗ Quarter-on-quarter variability in revenue growth can be expected due to Ultomiris every eight-week dosing schedule and lower average annual treatment cost per patient compared to Soliris

US	∗ Performance driven by successful conversion from Soliris across PNH, aHUS and gMG
Emerging Markets	∗ Impacted by inventory movements at third-party distributors due to AstraZeneca bringing distribution in-house
Europe	∗ Growth driven by strong demand generation following new launch markets
Established RoW	∗ Rapid conversion from Soliris in Japan

Strensiq

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
Q1 2023 $m	262	205	15	21	21
Actual change	26%	28%	70%	10%	7%
CER change	28%	28%	58%	17%	22%

Region	Drivers and commentary
Worldwide	∗ Performance driven by strong patient demand and geographic expansion

Other Rare Disease medicines

Q1 2023		% Change
Total Revenue	$m	Actual	CER	Commentary
Koselugo	79	>2x	>2x	∗ Growth driven by expansion in new markets
Kanuma	40	4%	6%	∗ Continued demand growth in ex-US markets

Other medicines (outside the main therapy areas)

Q1 2023		% Change
Total Revenue	$m	Actual	CER	Commentary
Nexium	248	(26%)	(20%)	∗ Generic launches in Japan in the latter part of 2022
Others	72	(26%)	(22%)	∗ Continued impact of generic competition

Financial performance

Table 11: Reported Profit and Loss

	Q1 2023	Q1 2022	% Change
	$m	$m	Actual	CER
Total Revenue	10,879	11,390	(4)	-
- Product Sales	10,566	10,980	(4)	1
- Alliance Revenue	286	152	88	90
- Collaboration Revenue	27	258	(89)	(89)
Cost of sales	(1,905)	(3,511)	(46)	(43)
Gross profit	8,974	7,879	14	19
Gross Margin	82.0%	68.0%	+14pp	+14pp
Distribution expense	(134)	(125)	7	12
% Total Revenue	1.2%	1.1%	-	-
R&D expense	(2,611)	(2,133)	22	28
% Total Revenue	24.0%	18.7%	-5pp	-5pp
SG&A expense	(4,059)	(4,840)	(16)	(13)
% Total Revenue	37.3%	42.5%	+5pp	+5pp
OOI[60] & expense	379	97	>3x	>3x
% Total Revenue	3.5%	0.9%	+3pp	+2pp
Operating profit	2,549	878	>2x	>2x
Operating Margin	23.4%	7.7%	+16pp	+16pp
Net finance expense	(287)	(319)	(10)	(8)
Joint ventures and associates	-	(6)	(96)	(96)
Profit before tax	2,262	553	>4x	>4x
Taxation	(458)	(165)	>2x	>2x
Tax rate	20%	30%
Profit after tax	1,804	388	>4x	>4x
Earnings per share	$1.16	$0.25	>4x	>4x

Table 12: Reconciliation of Reported Profit before tax to EBITDA

	Q1 2023	Q1 2022	% Change
	$m	$m	Actual	CER
Reported Profit before tax	2,262	553	>4x	>4x
Net finance expense	287	319	(10)	(8)
Joint ventures and associates	-	6	(96)	(96)
Depreciation, amortisation and impairment	1,502	1,309	15	18
EBITDA	4,051	2,187	85	92

EBITDA for the comparative Q1 2022 was negatively impacted by $1,180m unwind of inventory fair value uplift recognised on the acquisition of Alexion. This unwind had $36m negative impact on Q1 2023 and will continue to be minimal in future quarters.

Table 13: Reconciliation of Reported to Core financial measures: Q1 2023

Q1 2023	Reported	Restructuring	Intangible Asset Amortisation & Impairments	Acquisitionof Alexion	Other	Core	Core % Change
	$m	$m	$m	$m	$m	$m	Actual	CER
Gross profit	8,974	95	8	37	2	9,116	-	4
Gross Margin	82.0%					83.3%	+4pp	+4pp
Distribution expense	(134)	-	-	-	-	(134)	8	13
R&D expense	(2,611)	30	280	2	(1)	(2,300)	5	10
SG&A expense	(4,059)	41	954	2	8	(3,054)	4	8
Total operating expense	(6,804)	71	1,234	4	7	(5,488)	4	9
Other operating income & expense	379	(61)	-	-	-	318	>3x	>3x
Operating profit	2,549	105	1,242	41	9	3,946	-	4
Operating Margin	23.4%					36.3%	+2pp	+1pp
Net finance expense	(287)	-	-	-	47	(240)	(4)	(3)
Taxation	(458)	(24)	(231)	(9)	(9)	(731)	(5)	(1)
EPS	$1.16	$0.05	$0.66	$0.02	$0.03	$1.92	1	6

Profit and Loss drivers

Gross profit

- The change in Gross Margin (Reported and Core) in the quarter was impacted by:

- Positive mix effects. The increased contribution from Rare Disease and Oncology medicines had a positive impact on the Gross Margin. Vaxzevria sales, which are also dilutive to gross margin, declined substantially

- Negative mix effects. The rising contribution of Product Sales with profit sharing arrangements (Lynparza, Enhertu and Tezspire) has a negative impact on gross margin because AstraZeneca records product revenues in certain markets but pays away half of the gross profit to its collaboration partners. Emerging Markets, where gross margins tend to be below the Company average, grew as a proportion of Total Revenue excluding COVID-19 medicines

- Positive impact from cost of production in prior periods

- Reported Gross profit was also impacted by a reduction in the unwind of the fair value adjustment to Alexion inventories at the date of acquisition. In Q1 2023, the negative impact of the fair value uplift unwind on Cost of Sales was $36m (Q1 2022: $1,180m)

- Variations in Gross Margin performance between periods can continue to be expected, due to product seasonality, foreign exchange fluctuations, cost inflation and other effects. The full impact of cost inflation is not seen in the Income Statement until older inventory built at lower cost has been sold; for some product lines the lag between inflation and impact can be several quarters

R&D expense

- The change in R&D expense (Reported and Core) was impacted by:

- Recent positive data read outs for several high priority medicines that have ungated late-stage trials

- Investment in platforms, new technology and capabilities to enhance R&D productivity

Reported R&D expense was also impacted by intangible asset impairments in the quarter, and reversals of intangible asset impairments in Q1 2022

SG&A expense

- The change in SG&A Expense (Reported and Core) was driven primarily by market development activities for launches

- Reported SG&A Expense was also impacted by amortisation of intangible assets related to the Alexion acquisition and other acquisitions and collaborations. In Q1 2022, the Reported SG&A expense included a $775m legal settlement with Chugai Pharmaceutical Co. Ltd

Other operating income

Reported Other operating income of $379m included a gain on the disposal of the US rights to Pulmicort Flexhaler, disposal proceeds on the sale of tangible assets, and royalties on certain medicines

Net finance expense

- The reduction in Net finance expense (Reported and Core) was primarily driven by an increase in finance income on cash investments, which benefited from higher interest rates. That was partially offset by increased interest expense on floating rate debt, and the interest on the $3.8bn of bonds issued in the quarter

- Reported Net finance expense also benefited from a reduction in the discount unwind on acquisition related liabilities

Taxation

- The effective Reported Tax rate for the three months to 31 March 2023 was 20% (Q1 2022: 30%) and the Core Tax rate was 20% (Q1 2022: 21%). The Reported Tax rate in the prior period was impacted by Non-Core charges on the level of Reported Profit before tax

- The net cash paid for the quarter was $225m (Q1 2022: $228m) representing 10% of Reported Profit before tax (Q1 2022: 41%). The cash tax rate of 10% benefits from the phasing of tax payments

- On 23 March 2023, the UK Government presented the draft legislation in relation to the new global minimum tax framework to the House of Commons and this is now proceeding through the UK Parliamentary process. This is expected to be brought into effect in the UK from 2024. The Company is currently assessing the potential impact of these draft rules upon its financial statements

Table 14: Cash Flow summary

	Q1 2023	Q1 2022	Change
	$m	$m	$m
Reported Operating profit	2,549	878	1,671
Depreciation, amortisation and impairment	1,502	1,309	193
Decrease in working capital and short-term provisions	242	1,804	(1,562)
Gains on disposal of intangible assets	(249)	(10)	(239)
Non-cash and other movements	(429)	(327)	(102)
Interest paid	(257)	(194)	(63)
Taxation paid	(225)	(228)	3
Net cash inflow from operating activities	3,133	3,232	(99)
Net cash inflow before financing activities	1,887	3,064	(1,177)
Net cash outflow from financing activities	(2,031)	(3,740)	1,709

In Q1 2022, the Reported Operating profit of $878m included a negative impact of $1,180m relating to the unwind of the inventory fair value uplift recognised on the acquisition of Alexion. This was offset by a corresponding item (positive impact of $1,180m) in Decrease in working capital and short-term provisions. Overall, the unwind of the fair value uplift had no impact on Net cash inflow from operating activities. This unwind had $36m negative impact on Q1 2023 and will continue to be minimal in future quarters.

The change in Net cash inflow before financing activities is primarily driven by the movement in Purchase of intangible assets of $1,079m, including the acquisition of CinCor, in the quarter to 31 March 2023.

The change in Net cash outflow from financing activities is primarily driven by the issue of bonds of $3,826m, offset by the repayment of loans and borrowings of $2,004m and dividends paid of $3,047m in the quarter to 31 March 2023.

Included within Net cash inflow before financing activities is a movement in the profit-participation liability of $175m, resulting from the cash receipt from Sobi in Q1 2023 after achievement of a regulatory milestone. The associated cash flow is presented within investing activities.

Capital expenditure

Capital expenditure amounted to $247m in the quarter (Q1 2022: $219m).

Table 15: Net debt summary

	At 31 Mar 2023	At 31 Dec 2022	At 31 Mar 2022
	$m	$m	$m
Cash and cash equivalents	6,232	6,166	5,762
Other investments	230	239	61
Cash and investments	6,462	6,405	5,823
Overdrafts and short-term borrowings	(667)	(350)	(805)
Lease liabilities	(962)	(953)	(949)
Current instalments of loans	(2,958)	(4,964)	(1,264)
Non-current instalments of loans	(26,916)	(22,965)	(28,081)
Interest-bearing loans and borrowings (Gross debt)	(31,503)	(29,232)	(31,099)
Net derivatives	(21)	(96)	59
Net debt	(25,062)	(22,923)	(25,217)

Net debt increased by $2,139m in the quarter to date to $25,062m. Details of the committed undrawn bank facilities are disclosed within the going concern section of Note 1. Details of the Company's solicited credit ratings are disclosed in Note 3.

Capital allocation

The Board's aim is to continue to strike a balance between the interests of the business, financial creditors and the Company's shareholders. The Company's capital allocation priorities include: investing in the business and pipeline; maintaining a strong, investment-grade credit rating; potential value-enhancing business development opportunities; and supporting the progressive dividend policy.

In approving the declaration of dividends, the Board considers both the liquidity of the company and the level of reserves legally available for distribution. Dividends are paid to shareholders from AstraZeneca PLC, a Group holding company with no direct operations. The ability of AstraZeneca PLC to make shareholder distributions is dependent on the creation of profits for distribution and the receipt of funds from subsidiary companies. The consolidated Group reserves set out in the Condensed consolidated statement of financial position do not reflect the profit available for distribution to the shareholders of AstraZeneca PLC.

Summarised financial information for guarantee of securities of subsidiaries

AstraZeneca Finance LLC ("AstraZeneca Finance") is the issuer of 0.700% Notes due 2024, 1.200% Notes due 2026, 1.750% Notes due 2028, 4.875% Notes due 2028, 4.900% Notes due 2030, 2.250% Notes due 2031 and 4.875% Notes due 2033 (the "AstraZeneca Finance Notes"). Each series of AstraZeneca Finance Notes has been fully and unconditionally guaranteed by AstraZeneca PLC. AstraZeneca Finance is 100% owned by AstraZeneca PLC and each of the guarantees by AstraZeneca PLC is full and unconditional and joint and several.

The AstraZeneca Finance Notes are senior unsecured obligations of AstraZeneca Finance and rank equally with all of AstraZeneca Finance's existing and future senior unsecured and unsubordinated indebtedness. The guarantee by AstraZeneca PLC of the AstraZeneca Finance Notes is the senior unsecured obligation of AstraZeneca PLC and ranks equally with all of AstraZeneca PLC's existing and future senior unsecured and unsubordinated indebtedness. Each guarantee by AstraZeneca PLC is effectively subordinated to any secured indebtedness of AstraZeneca PLC to the extent of the value of the assets securing such indebtedness. The AstraZeneca Finance Notes are structurally subordinated to indebtedness and other liabilities of the subsidiaries of AstraZeneca PLC, none of which guarantee the AstraZeneca Finance Notes.

AstraZeneca PLC manages substantially all of its operations through divisions, branches and/or investments in subsidiaries and affiliates. Accordingly, the ability of AstraZeneca PLC to service its debt and guarantee obligations is also dependent upon the earnings of its subsidiaries, affiliates, branches and divisions, whether by dividends, distributions, loans or otherwise.

Please refer to the consolidated financial statements of AstraZeneca PLC in our Annual Report on Form 20-F and reports on Form 6-K with our quarterly financial results as filed or furnished with the SEC[61] for further financial information regarding AstraZeneca PLC and its consolidated subsidiaries. For further details, terms and conditions of the AstraZeneca Finance Notes please refer to AstraZeneca PLC's reports on Form 6-K furnished to the SEC on 3 March 2023 and 28 May 2021.

Pursuant to Rule 13-01 and Rule 3-10 of Regulation S-X under the Securities Act of 1933, as amended (the "Securities Act"), we present below the summary financial information for AstraZeneca PLC, as Guarantor, excluding its consolidated subsidiaries, and AstraZeneca Finance, as the issuer, excluding its consolidated subsidiaries. The following summary financial information of AstraZeneca PLC and AstraZeneca Finance is presented on a combined basis and transactions between the combining entities have been eliminated. Financial information for non-guarantor entities has been excluded. Intercompany balances and transactions between the obligor group and the non-obligor subsidiaries are presented on separate lines.

Table 16: Obligor group summarised Statement of comprehensive income

	Q1 2023	Q1 2022
	$m	$m
Total Revenue	-	-
Gross profit	-	-
Operating loss	-	(1)
Loss for the period	(237)	(155)
Transactions with subsidiaries that are not issuers or guarantors	7,502	164

Table 17: Obligor group summarised Statement of financial position

	At 31 Mar 2023	At 31 Mar 2022
	$m	$m
Current assets	10	19
Non-current assets	-	-
Current liabilities	(2,952)	(1,682)
Non-current liabilities	(26,747)	(25,605)
Amounts due from subsidiaries that are not issuers or guarantors	14,067	8,652
Amounts due to subsidiaries that are not issuers or guarantors	(296)	(297)

Foreign exchange

The Company's transactional currency exposures on working-capital balances, which typically extend for up to three months, are hedged where practicable using forward foreign exchange contracts against the individual companies' reporting currency. Foreign exchange gains and losses on forward contracts for transactional hedging are taken to profit or loss. In addition, the Company's external dividend payments, paid principally in pounds sterling and Swedish krona, are fully hedged from announcement to payment date.

Table 18: Currency sensitivities

The Company provides the following currency-sensitivity information:

		Average rates vs USD					Annual impact ($m) of 5% strengthening (FY2023 average rate vs FY 2022 average) [62]
Currency	Primary Relevance	FY 2022[63]	YTD 2023[64]	Change (%)	Mar 2023[65]	Change[66] (%)	Total Revenue	Core Operating Profit
EUR	Total Revenue	0.95	0.93	2	0.93	2	323	159
CNY	Total Revenue	6.74	6.85	(1)	6.90	(2)	309	174
JPY	Total Revenue	131.59	132.35	(1)	133.77	(2)	181	122
Other[67]							385	202
GBP	Operating expense	0.81	0.82	(2)	0.82	(2)	46	(92)
SEK	Operating expense	10.12	10.43	(3)	10.47	(3)	7	(55)

Sustainability

Since the last quarterly report, AstraZeneca:

Access to healthcare

- Partnership for Health System Sustainability and Resilience (PHSSR) published country reports in Belgium, Ireland, and the Netherlands, and key findings were presented at events held in those countries. PHSSR also launched a health system sustainability index in Germany in collaboration with key stakeholders. AstraZeneca is a founding member and one of six global partners of the PHSSR, which is now active in more than 30 countries worldwide

- Strengthened healthcare innovation in China, partnering with government and the healthcare ecosystem, building on the Company's position as an industry leader and on its 30-year history. During events attended by CEO Pascal Soriot, the Company made the following announcements:

- New investment to build a manufacturing plant in Qingdao city to produce Breztri pressurised metered-dose inhalers (pMDI) for COPD patients in China. The local investment provides increased access to a life-changing medicine for Chinese patients to meet a very significant unmet need, and helps to tackle the burden of COPD on the health system in China

- Partnership with Shandong province to establish an innovative rare diseases diagnosis and treatment hub

- Partnership with the Chinese Red Cross Foundation to revitalise rural parts of China through an RMB 30 million investment to enhance health services and support disaster relief

- Healthy Heart Africa programme launched in eight of 10 new countries planned by 2024, working with implementing partners ACHAP and PATH, in addition to the existing nine countries of operation. Over 34 million blood pressure screenings have been conducted since screenings began in 2015, with over one million screenings in February alone, and more than 10,600 healthcare workers trained to date, as at end of February 2023

- Renewed Young Health Programme commitments in five countries (Canada, France, Italy, Israel and Sweden). Directly reached more than 700,000 young people with health information and trained more than 35,000 young people, healthcare professionals and others, in 39 countries

- A.Catalyst Network, AstraZeneca's interconnected and dynamic global network of more than 20 health innovation hubs, has now launched in Africa. The Africa health innovation hub will focus on disease education, early diagnosis, technology and data generation, to reduce mortality rates and improve patient quality of life. The Company also signed a partnership with MedSol Ai Solutions to develop Melusi Breast AI, a state-of-the-art Wi-Fi ultrasound probe for rapid breast cancer detection

Environmental protection

o CEO Pascal Soriot convened the SMI Health Systems Task Force which announced joint minimum climate and sustainability targets for pharmaceutical suppliers in March 2023, to address greenhouse gas emissions across the value chain and reduce the complexity for suppliers of multiple requirements

o The Company's commitment to reducing its Scope 3 indirect greenhouse gas emissions is shown by its target of 95% of suppliers by spend covering purchased goods and services and capital goods, and 50% of suppliers by spend covering upstream transportation and distribution and business travel, to have science-based targets by the end of 2025. AstraZeneca was also recognised in March by CDP as a 2022 Supplier Engagement Rating Leader

o Committed to the Business Leaders' Open Call to Accelerate Action on Water, which coincided with the UN 2023 Water Conference. The Company's efforts are underpinned by a partnership with the WWF and membership of the Alliance for Water Stewardship. AstraZeneca works with suppliers and across sectors to improve water resilience, focusing on 100 priority water basins. Starting in 2024, the Company will invest $5 million per year to fund nature restoration and water stewardship projects in the communities where it operates. Details are included in the Biodiversity Statement, published alongside the 2022 Sustainability Report and Data Summary

o Marked UN International Day of Forests by reflecting on AZ Forest progress. AZ Forest is the Company's global initiative to plant and maintain over 50 million trees worldwide by end of 2025, in partnership with expert delivery partners focused on forest landscape restoration, and by investing in community-led projects adapted to the local context. More than 10.5 million trees have been planted to date in Australia, Ghana, Indonesia, the UK and the US

Ethics and transparency

- Marked International Women's Day (IWD) in March, including an article published on "championing women in the workplace and beyond", highlighting what AstraZeneca is doing to champion women and promote a culture of inclusion and diversity, including advancing women's careers in science, technology, engineering, and mathematics (STEM) inside and outside the Company. AstraZeneca also recognised UN International Day of Women and Girls in Science in February, a day dedicated to promoting equal access for women and girls to participate in STEM careers. Currently 39.8% of STEM-related positions at AstraZeneca are held by women

- Marked UN International Day for the Elimination of Racial Discrimination in March, with an update on the progress AstraZeneca has made against its racial equity commitments since becoming a founding member of the World Economic Forum Partnering for Racial Justice in Business initiative

- Recognised Neurodiversity Celebration Week across the organisation with events across the organisation including an experience lab designed to give colleagues an opportunity to experience what it is like to live with autism, sensory processing disorder and other neurodiversities

- Reported the results of the first employee Ethics Survey 2022, carried out to gain a deeper understanding of employee perspectives on ethics at AstraZeneca and identify opportunities for improvement. Almost 7,000 employees participated, 97% of whom know how to raise a concern, with 88% saying it is easy to do the right thing in their day-to-day work

Research and development

This section covers R&D events and milestones that have occurred since the prior results announcement on 9 February 2023, up to and including events on 26 April 2023.

A comprehensive view of AstraZeneca's pipeline of medicines in human trials can be found in the latest clinical trials appendix, available on www.astrazeneca.com/investor-relations. The clinical trials appendix includes tables with details of the ongoing clinical trials for AstraZeneca medicines and new molecular entities in the pipeline.

Oncology

AstraZeneca presented new data across its diverse portfolio of cancer medicines at two major medical congresses during the quarter: the 2023 American Society of Clinical Oncology Genitourinary Cancers Symposium (ASCO GU) in February and American Association for Cancer Research (AACR) in April. At ASCO GU, AstraZeneca presented 11 abstracts spanning three approved medicines and four pipeline medicines. At AACR, AstraZeneca presented 70 abstracts showcasing new data across 21 pipeline molecules and eight marketed products across the oncology portfolio.

AstraZeneca completed an exclusive global license agreement with KYM Biosciences Inc. for CMG901, a potential first-in-class antibody drug conjugate targeting Claudin 18.2, a promising therapeutic target in gastric cancers, with a molecule monomethyl auristatin E (MMAE) warhead. CMG901 is currently being evaluated in a Phase I trial for the treatment of Claudin 18.2-positive solid tumours, including gastric cancer with preliminary results showing an encouraging profile for CMG901.

- Significant new trials that achieved first patient dosed during the period included:

- CAMBRIA-1, a Phase III trial of camizestrant vs standard endocrine therapy in ER+/HER2- early breast cancer after at least 2 years of standard adjuvant endocrine therapy

Tagrisso

Event		Commentary
Phase III trial read out	ADAURA
Met key secondary endpoint demonstrating statistically significant and clinically meaningful improvement in OS[68] compared to placebo in the adjuvant treatment of patients with early-stage EGFRm[69] NSCLC after complete tumour resection with curative intent. (March 2023)

Imfinzi and Imjudo

Event		Commentary
Approval	EU	Imfinzi in combination with Imjudo for the 1st-line treatment of adult patients with advanced or unresectable HCC. (HIMALAYA, February 2023)
Imfinzi in combination with Imjudo for the treatment of adult patients with metastatic NSCLC. (POSEIDON, February 2023)
Presentation: AACR	AEGEAN
Results from interim EFS analysis of the AEGEAN Phase III trial, presented at AACR, demonstrated statistically significant and clinically meaningful 32% reduction in risk of disease recurrence, progression events or death for Imfinzi in combination with neoadjuvant chemotherapy before surgery and as adjuvant monotherapy after surgery versus neoadjuvant chemotherapy alone followed by surgery for patients with resectable early-stage NSCLC. (April 2023)

Lynparza

Event		Commentary
Presentation: ASCO GU	PROpel final OS
Results from the final prespecified OS analysis of the PROpel Phase III trial, presented at ASCO GU, demonstrated Lynparza in combination with abiraterone resulted in median OS improvement of 7.4-months vs standard of care in mCRPC (not statistically significant). (February 2023)

FDA ODAC	US	The FDA will convene a meeting of the ODAC on 28 April 2023 to discuss the sNDA[70] for Lynparza in combination with abiraterone for the treatment of mCRPC. (PROpel, March 2023)
Phase III trial read-out	DUO-O (Lynparza and Imfinzi)
Met primary endpoint demonstrating a statistically significant and clinically meaningful improvement in PFS versus chemotherapy plus bevacizumab in newly diagnosed patients with advanced high-grade epithelial ovarian cancer without tumour BRCA mutations. (April 2023)

Calquence

Event		Commentary
Approval	EU	Maleate tablet formulation. (ELEVATE-PLUS, February 2023)
Conditional approval	China	Patients with mantle cell lymphoma who have received at least one prior therapy. (ACE-LY-004 and Phase I/II trial in Chinese patients, March 2023)

Enhertu

Event		Commentary
Approval	China	Patients with unresectable or metastatic HER2-positive breast cancer who have received one or more prior anti-HER2-based regimens, based on DESTINY-Breast03 trial. (February 2023)
Phase II read out	DESTINY-PanTumor02
Met the prespecified target for objective response rate and demonstrated durable response across multiple HER2-expressing advanced solid tumours in heavily pre-treated patients. (DESTINY-PanTumor02, March 2023)

BioPharmaceuticals - CVRM

eplontersen

Event		Commentary
Presentation: AAN	NEURO-TTRansform
Detailed results from the NEURO-TTRansform Phase III trial in patients with hereditary transthyretin-mediated amyloid polyneuropathy (ATTRv-PN) presented at the American Academy of Neurology (AAN) 2023 Annual Meeting showed that eplontersen met all co-primary and secondary endpoints at 66 weeks versus an external placebo group. (April 2023).

cotadutide

Event		Commentary
Termination	PROXYMO ADVANCE	Strategic decision to discontinue the development of once-daily cotadutide and focus on AZD9550, a once-weekly injectable GLP-1 glucagon co-agonist, and the broader NASH pipeline. (March 2023)

BioPharmaceuticals - R&I

Significant new trials that achieved first patient dosed during the period included:

‒   CROSSING, a Phase III trial of Tezspire in eosinophilic oesophagitis

Fasenra

Event		Commentary
Phase III trial read-out	MIRACLE
Met the primary endpoint, demonstrating a statistically significant reduction in annual asthma exacerbation rate (AAER) over 48 weeks compared to placebo in patients in China with a history of uncontrolled asthma.

Phase III trial read-out	TATE
Met the primary endpoints, demonstrating that the safety and tolerability profile in severe eosinophilic asthma patients aged 6 to 11 years was consistent with previous trials in patients ages 12 years and older.

BioPharmaceuticals - V&I

AstraZeneca highlighted new data across its Vaccines and Immune Therapies portfolio at the 33rd European Congress of Clinical Microbiology & Infectious Diseases (ECCMID) in April 2023. The company presented 15 abstracts, including four oral presentations.

AZD3152

Event		Commentary
Presentation: ECCMID 2023	US
AstraZeneca presented the first in vitro neutralisation data on AZD3152, including activity against past and currently circulating COVID-19 variants. The data showed that AZD3152 neutralises all known variants of concern to date.  (April 2023)

Flumist

Event		Commentary
Regulatory approval	Japan
As previously announced in 2015, Daiichi Sankyo has responsibility for the development and commercialisation of FluMist Quadrivalent in Japan, and holds the marketing authorisation following approval in Japan in March 2023. AstraZeneca will supply FluMist Quadrivalent to Daiichi Sankyo, and will receive development milestones and sales-related payments post launch.  (March 2023)

Beyfortus

Event		Commentary
Publication: Nature	MELODY
Serum samples were collected from 2,143 infants to characterise the duration of RSV nAb[71] levels following nirsevimab administration. Nirsevimab recipients had RSV nAb levels >140-fold higher than baseline at day 31, and remained >50-fold higher at day 151 and >7-fold higher at day 361. (April 2023)

Presentation: ECCMID 2023	MUSIC
At ECCMID 2023, AstraZeneca presented results from the MUSIC trial for nirsevimab in immunocompromised children ≤ 24 months of age. A single dose of nirsevimab was well tolerated and no safety concerns arose over 151 days. (April 2023)

Contract update
In April 2023, AstraZeneca, Sanofi and Sobi simplified their contractual arrangements relating to the development and commercialisation of nirsevimab in the US. The updated arrangements replaced the cash flows from AstraZeneca to Sobi with a royalty relationship between Sanofi and Sobi. Sanofi continues to lead commercialisation globally, and AstraZeneca will co-promote Beyfortus in the UK, Germany, Italy, Spain, Japan and China. (April 2023)

Rare Disease

Alexion, AstraZeneca Rare Disease, showcased the potential for its pioneering therapies to redefine the treatment landscape for certain rare neurological diseases at the American Academy of Neurology (AAN) Annual Meeting. Alexion presented 18 abstracts, including seven oral presentations, across generalised myasthenia gravis (gMG), neuromyelitis optica spectrum disorder (NMOSD) and dermatomyositis.

- Significant new trials that achieved first patient dosed during the period included:

- ARTEMIS, a Phase III trial assessing the efficacy of a single dose of Ultomiris compared with placebo in reducing the risk of the clinical consequences of acute kidney injury in adult participants with CKD who undergo non-emergent cardiac surgery with cardiopulmonary bypass.

Ultomiris

Event		Commentary
Positive opinion	EU	Recommended for approval in the EU by CHMP for the treatment of adults with NMOSD

ALXN1840

Event		Commentary
Termination	Wilson Disease programme
In April, the ALXN1840 programme in Wilson Disease was terminated. The decision was based on feedback from regulators, on review of data from the Wilson Disease programme, including the Phase III FoCus and two Phase II mechanistic trials

Interim Financial Statements

Table 19: Condensed consolidated statement of comprehensive income: Q1 2023

For the quarter ended 31 March	2023	2022
	$m	$m
Total Revenue[72]	10,879	11,390
Product Sales	10,566	10,980
Alliance Revenue	286	152
Collaboration Revenue	27	258
Cost of sales	(1,905)	(3,511)
Gross profit	8,974	7,879
Distribution expense	(134)	(125)
Research and development expense	(2,611)	(2,133)
Selling, general and administrative expense	(4,059)	(4,840)
Other operating income and expense	379	97
Operating profit	2,549	878
Finance income	78	17
Finance expense	(365)	(336)
Share of after tax losses in associates and joint ventures	-	(6)
Profit before tax	2,262	553
Taxation	(458)	(165)
Profit for the period	1,804	388
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement of the defined benefit pension liability	(10)	335
Net gains on equity investments measured at fair value through other comprehensive income	46	18
Fair value movements related to own credit risk on bonds designated as fair value through profit or loss	2	-
Tax on items that will not be reclassified to profit or loss	24	(94)
	62	259
Items that may be reclassified subsequently to profit or loss
Foreign exchange arising on consolidation	314	(219)
Foreign exchange arising on designated liabilities in net investment hedges	(7)	(32)
Fair value movements on cash flow hedges	56	5
Fair value movements on cash flow hedges transferred to profit and loss	(75)	11
Fair value movements on derivatives designated in net investment hedges	16	(8)
Tax on items that may be reclassified subsequently to profit or loss	12	1
	316	(242)
Other comprehensive income, net of tax	378	17
Total comprehensive income for the period	2,182	405
Profit attributable to:
Owners of the Parent	1,803	386
Non-controlling interests	1	2
	1,804	388
Total comprehensive income attributable to:
Owners of the Parent	2,181	405
Non-controlling interests	1	-
	2,182	405
Basic earnings per $0.25 Ordinary Share	$1.16	$0.25
Diluted earnings per $0.25 Ordinary Share	$1.16	$0.25
Weighted average number of Ordinary Shares in issue (millions)	1,549	1,548
Diluted weighted average number of Ordinary Shares in issue (millions)	1,560	1,561

Table 20: Condensed consolidated statement of financial position

	At 31 Mar 2023	At 31 Dec 2022	At 31 Mar 2022
	$m	$m	$m
Assets
Non-current assets
Property, plant and equipment	8,644	8,507	9,061
Right-of-use assets	955	942	954
Goodwill	20,001	19,820	19,963
Intangible assets	39,291	39,307	41,265
Investments in associates and joint ventures	77	76	63
Other investments	1,157	1,066	1,174
Derivative financial instruments	116	74	87
Other receivables	682	835	864
Deferred tax assets	3,498	3,263	4,195
	74,421	73,890	77,626
Current assets
Inventories	4,967	4,699	7,624
Trade and other receivables	10,289	10,521	8,683
Other investments	230	239	61
Derivative financial instruments	40	87	54
Intangible assets	-	-	96
Income tax receivable	508	731	367
Cash and cash equivalents	6,232	6,166	5,762
Assets held for sale	-	150	-
	22,266	22,593	22,647
Total assets	96,687	96,483	100,273
Liabilities
Current liabilities
Interest-bearing loans and borrowings	(3,625)	(5,314)	(2,069)
Lease liabilities	(232)	(228)	(225)
Trade and other payables	(19,210)	(19,040)	(17,864)
Derivative financial instruments	(44)	(93)	(35)
Provisions	(546)	(722)	(1,423)
Income tax payable	(1,203)	(896)	(1,124)
	(24,860)	(26,293)	(22,740)
Non-current liabilities
Interest-bearing loans and borrowings	(26,916)	(22,965)	(28,081)
Lease liabilities	(730)	(725)	(724)
Derivative financial instruments	(133)	(164)	(47)
Deferred tax liabilities	(2,795)	(2,944)	(5,626)
Retirement benefit obligations	(1,128)	(1,168)	(1,991)
Provisions	(914)	(896)	(949)
Other payables	(3,400)	(4,270)	(3,756)
	(36,016)	(33,132)	(41,174)
Total liabilities	(60,876)	(59,425)	(63,914)
Net assets	35,811	37,058	36,359
Equity
Capital and reserves attributable to equity holders of the Parent
Share capital	387	387	387
Share premium account	35,159	35,155	35,131
Other reserves	2,068	2,069	2,050
Retained earnings	(1,825)	(574)	(1,228)
	35,789	37,037	36,340
Non-controlling interests	22	21	19
Total equity	35,811	37,058	36,359

Table 21: Condensed consolidated statement of changes in equity

	Share capital	Share premium account	Other reserves	Retained earnings	Total attributable to owners of the parent	Non-controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2022	387	35,126	2,045	1,710	39,268	19	39,287
Profit for the period	-	-	-	386	386	2	388
Other comprehensive income	-	-	-	19	19	(2)	17
Transfer to other reserves	-	-	5	(5)	-	-	-
Transactions with owners
Dividends	-	-	-	(3,046)	(3,046)	-	(3,046)
Issue of Ordinary Shares	-	5	-	-	5	-	5
Share-based payments charge for the period	-	-	-	182	182	-	182
Settlement of share plan awards	-	-	-	(474)	(474)	-	(474)
Net movement	-	5	5	(2,938)	(2,928)	-	(2,928)
At 31 Mar 2022	387	35,131	2,050	(1,228)	36,340	19	36,359

At 1 Jan 2023	387	35,155	2,069	(574)	37,037	21	37,058
Profit for the period	-	-	-	1,803	1,803	1	1,804
Other comprehensive income	-	-	-	378	378	-	378
Transfer to other reserves	-	-	(1)	1	-	-	-
Transactions with owners
Dividends	-	-	-	(3,047)	(3,047)	-	(3,047)
Issue of Ordinary Shares	-	4	-	-	4	-	4
Share-based payments charge for the period	-	-	-	132	132	-	132
Settlement of share plan awards	-	-	-	(518)	(518)	-	(518)
Net movement	-	4	(1)	(1,251)	(1,248)	1	(1,247)
At 31 Mar 2023	387	35,159	2,068	(1,825)	35,789	22	35,811

Table 22: Condensed consolidated statement of cash flows

For the quarter ended 31 March	2023	2022
	$m	$m
Cash flows from operating activities
Profit before tax	2,262	553
Finance income and expense	287	319
Share of after tax losses of associates and joint ventures	-	6
Depreciation, amortisation and impairment	1,502	1,309
Decrease in working capital and short-term provisions	242	1,804
Gains on disposal of intangible assets	(249)	(10)
Non-cash and other movements	(429)	(327)
Cash generated from operations	3,615	3,654
Interest paid	(257)	(194)
Tax paid	(225)	(228)
Net cash inflow from operating activities	3,133	3,232
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	(189)	-
Payments upon vesting of employee share awards attributable to business combinations	(23)	(55)
Payment of contingent consideration from business combinations	(214)	(182)
Purchase of property, plant and equipment	(247)	(219)
Disposal of property, plant and equipment	125	-
Purchase of intangible assets	(1,223)	(144)
Disposal of intangible assets	264	385
Movement in profit-participation liability	175	-
Purchase of non-current asset investments	-	(4)
Disposal of non-current asset investments	10	32
Movement in short-term investments, fixed deposits and other investing instruments	9	21
Payments to associates and joint ventures	-	(5)
Interest received	67	3
Net cash outflow from investing activities	(1,246)	(168)
Net cash inflow before financing activities	1,887	3,064
Cash flows from financing activities
Proceeds from issue of share capital	4	5
Issue of loans and borrowings	3,826	-
Repayment of loans and borrowings	(2,004)	(4)
Dividends paid	(3,047)	(2,971)
Hedge contracts relating to dividend payments	27	(77)
Repayment of obligations under leases	(67)	(74)
Movement in short-term borrowings	97	301
Payment of Acerta Pharma share purchase liability	(867)	(920)
Net cash outflow from financing activities	(2,031)	(3,740)
Net decrease in Cash and cash equivalents in the period	(144)	(676)
Cash and cash equivalents at the beginning of the period	5,983	6,038
Exchange rate effects	(11)	(9)
Cash and cash equivalents at the end of the period	5,828	5,353
Cash and cash equivalents consist of:
Cash and cash equivalents	6,232	5,762
Overdrafts	(404)	(409)
	5,828	5,353

Notes to the Interim Financial Statements

Note 1: Basis of preparation and accounting policies

These unaudited condensed consolidated Interim financial statements for the three months ended 31 March 2023 have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting' (IAS 34), as issued by the International Accounting Standards Board (IASB), IAS 34 as adopted by the European Union, UK-adopted IAS 34 and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority and with the requirements of the Companies Act 2006 as applicable to companies reporting under those standards.

The unaudited Interim financial statements for the three months ended 31 March 2023 were approved by the Board of Directors for publication on 27 April 2023.

This results announcement does not constitute statutory accounts of the Group within the meaning of sections
434(3) and 435(3) of the Companies Act 2006. The annual financial statements of the Group for the year ended 31 December 2022 were prepared in accordance with UK-adopted International Accounting Standards and with the requirements of the Companies Act 2006. The annual financial statements also comply fully with IFRSs as issued by the IASB and International Accounting Standards as adopted by the European Union. Except for the estimation of the interim income tax charge, the Interim Financial Statements have been prepared applying the accounting policies that were applied in the preparation of the Group's published consolidated financial statements for the year ended 31 December 2022.

The comparative figures for the financial year ended 31 December 2022 are not the Group's statutory accounts for that financial year. Those accounts have been reported on by the Group's auditors and will be delivered to the registrar of companies; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

Alliance and Collaboration Revenues

Effective 1 January 2023, the Group has updated the presentation of Total Revenue on the face of the Statement of Comprehensive Income to include Alliance Revenue as a separate element to Collaboration Revenue. Alliance Revenue, previously reported within Collaboration Revenue, comprises income related to sales made by collaboration partners, where AstraZeneca is entitled to a profit share, revenue share or royalties, which are recurring in nature while the collaboration arrangement remains in place. Alliance Revenue does not include Product Sales where AstraZeneca is leading commercialisation in a territory. Collaboration Revenue arising from collaborative arrangements where the Group retains a significant ongoing economic interest and receives upfront amounts and event-triggered milestones, which arise from the licensing of intellectual property, will continue to be reported as Collaboration Revenue. In collaboration arrangements either AstraZeneca or the collaborator acts as principal in sales to the end customer. Where AstraZeneca acts as principal, we record 100% of sales to the end customer within Product Sales. The revised presentation reflects the increasing importance of income arising from profit share arrangements where collaboration partners are responsible for booking revenues in some or all territories.

The comparative revenue reported in Q1 2023 relating to the quarter to 31 March 2022 has been retrospectively adjusted to reflect the new split of Total Revenue, resulting in Alliance Revenue being reported for the quarter ending 31 March 2022 of $152m, however the combined total of Alliance Revenue and Collaboration Revenue is equal to the previously reported Collaboration Revenue total for the quarter ending 31 March 2022.

Going concern

The Group has considerable financial resources available. As at 31 March 2023, the Group has $13.1bn in financial resources (Cash and cash equivalent balances of $6.2bn and undrawn committed bank facilities of $6.9bn available, of which $2.0bn of the facilities are available until February 2025 and the other $4.9bn are available until April 2026, with only $3.9bn of borrowings due within one year). These facilities contain no financial covenants and were undrawn at 31 March 2023.

The Group's revenues are largely derived from sales of medicines covered by patents which provide a relatively high level of resilience and predictability to cash inflows, although government price interventions in response to budgetary constraints are expected to continue to adversely affect revenues in some of our significant markets. The Group, however, anticipates new revenue streams from both recently launched medicines and those in development, and the Group has a wide diversity of customers and suppliers across different geographic areas.

Consequently, the Directors believe that, overall, the Group is well placed to manage its business risks successfully. Accordingly, they continue to adopt the going concern basis in preparing the Interim Financial Statements.

Legal proceedings

The information contained in Note 5 updates the disclosures concerning legal proceedings and contingent liabilities in the Group's Annual Report and Form 20-F Information 2022.

Note 2: Intangible assets

In accordance with IAS 36 'Impairment of Assets', reviews for triggers of impairment or impairment reversals at an individual asset or cash generating unit level were conducted, and impairment tests carried out where triggers were identified. As a result, total net impairment charges of $271m have been recorded against intangible assets during the three months ended 31 March 2023 (Q1 2022: $94m net reversal). Net impairment charges in respect of medicines in development were $271m (Q1 2022: $77m reversal) including the $244m impairment of the ALXN1840 intangible asset, following decision to discontinue this development programme in Wilsons disease.

The acquisition of CinCor completed on 24 February 2023, recorded as an asset acquisition, with consideration and net assets acquired of $1,268m, which included intangible assets acquired of $780m, $424m of cash and cash equivalents, and $75m of marketable securities. Contingent consideration of up to $496m could be paid on achievement of regulatory milestones, those liabilities will be recorded when milestones are triggered, or performance conditions have been satisfied.

Note 3: Net debt

The table below provides an analysis of Net Debt and a reconciliation of Net Cash Flow to the movement in Net Debt. The Group monitors Net Debt as part of its capital-management policy as described in Note 28 of the Annual Report and Form 20-F Information 2022. Net Debt is a non-GAAP financial measure.

Table 23: Net debt

	At 1 Jan 2023	Cash flow	Acquisitions	Non-cash& other	Exchange movements	At 31 Mar 2023
	$m	$m	$m	$m	$m	$m
Non-current instalments of loans	(22,965)	(3,826)	-	(7)	(118)	(26,916)
Non-current instalments of leases	(725)	-	(6)	6	(5)	(730)
Total long-term debt	(23,690)	(3,826)	(6)	(1)	(123)	(27,646)
Current instalments of loans	(4,964)	2,004	-	2	-	(2,958)
Current instalments of leases	(228)	72	(2)	(73)	(1)	(232)
Commercial paper	-	(74)	-	-	-	(74)
Bank collateral received	(89)	(10)	-	-	-	(99)
Other short-term borrowings excluding overdrafts	(78)	(13)	-	-	1	(90)
Overdrafts	(183)	(218)	-	-	(3)	(404)
Total current debt	(5,542)	1,761	(2)	(71)	(3)	(3,857)
Gross borrowings	(29,232)	(2,065)	(8)	(72)	(126)	(31,503)
Net derivative financial instruments	(96)	(17)	-	92	-	(21)
Net borrowings	(29,328)	(2,082)	(8)	20	(126)	(31,524)
Cash and cash equivalents	6,166	74	-	-	(8)	6,232
Other investments - current	239	(9)	-	-	-	230
Cash and investments	6,405	65	-	-	(8)	6,462
Net debt	(22,923)	(2,017)	(8)	20	(134)	(25,062)

Non-cash movements in the period include fair value adjustments under IFRS 9 Financial Instruments.

The Group has agreements with some bank counterparties whereby the parties agree to post cash collateral on financial derivatives, for the benefit of the other, equivalent to the market valuation of the derivative positions above a predetermined threshold. The carrying value of such cash collateral held by the Group at 31 March 2023 was $99m (31 December 2022: $89m) and the carrying value of such cash collateral posted by the Group at 31 March 2023 was $164m (31 December 2022: $162m).

The equivalent GAAP measure to Net debt is 'liabilities arising from financing activities', which excludes the amounts for cash and overdrafts, other investments and non-financing derivatives shown above and includes the Acerta Pharma share purchase liability of $792m (31 December 2022: $1,646m), which is shown in current other payables.

Net debt increased by $2,139m in the year to date to $25,062m. Details of the committed undrawn bank facilities are disclosed within the going concern section of Note 1.

During the three months ended 31 March 2023, there were no changes to the Company's solicited credit ratings issued by Standard and Poor's (long term: A; short term: A-1) and from Moody's (long term: A3; short term: P-2).

Note 4: Financial Instruments

As detailed in the Group's most recent annual financial statements, the principal financial instruments consist of derivative financial instruments, other investments, trade and other receivables, cash and cash equivalents, trade and other payables, lease liabilities and interest-bearing loans and borrowings.

The Group has certain equity investments that are categorised as Level 3 in the fair value hierarchy that are held at $217m at 31 March 2023 (31 December 2022: $186m) and for which fair value gains of $1m have been recognised in the three months ended 31 March 2023 (31 March 2022: $nil). In the absence of specific market data, these unlisted investments are held at fair value based on the cost of investment and adjusting as necessary for impairments and revaluations on new funding rounds, which are seen to approximate the fair value. All other fair value gains and/or losses that are presented in Net gains on equity investments measured at fair value through other comprehensive income in the Condensed consolidated statement of comprehensive income for the three months ended 31 March 2023 are Level 1 fair value measurements, valued based on quoted prices in active markets.

Financial instruments measured at fair value include $1,162m of other investments, $4,459m held in money-market funds, $291m of loans designated at fair value through profit or loss and ($21m) of derivatives as at 31 March 2023. With the exception of derivatives being Level 2 fair valued, certain equity investments as described above and an equity warrant of $20m categorised as Level 3, the aforementioned balances are Level 1 fair valued. Financial instruments measured at amortised cost include $61m of fixed deposits and $164m of cash collateral pledged to counterparties. The total fair value of interest-bearing loans and borrowings at 31 March 2023, which have a carrying value of $31,503m in the Condensed consolidated statement of financial position, was $30,576m.

Table 24: Financial instruments - contingent consideration

	2023		2022
	Diabetes alliance	Other	Total	Total
	$m	$m	$m	$m
At 1 January	2,124	98	2,222	2,865
Additions through business combinations	-	60	60	-
Settlements	(212)	(2)	(214)	(182)
Disposals	-	-	-	(121)
Discount unwind	31	2	33	42
At 31 March	1,943	158	2,101	2,604

Contingent consideration arising from business combinations is fair valued using decision-tree analysis, with key inputs including the probability of success, consideration of potential delays and the expected levels of future revenues.

The contingent consideration balance relating to BMS's share of the global diabetes alliance of $1,943m (31 December 2022: $2,124m) would increase/decrease by $194m with an increase/decrease in sales of 10%, as compared with the current estimates.

Note 5: Legal proceedings and contingent liabilities

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation and investigations, including Government investigations, relating to product liability, commercial disputes, infringement of intellectual property (IP) rights, the validity of certain patents, anti-trust law and sales and marketing practices. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company's Annual Report and Form 20-F Information 2022 (the Disclosures).

As discussed in the Disclosures, the majority of claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probability of a loss, if any, being sustained and/or an estimate of the amount of any loss is difficult to ascertain.

Unless specifically identified below, AstraZeneca considers each of the claims to represent a contingent liability or a contingent asset where the matter is brought by AstraZeneca, and discloses information with respect to the nature and facts of the cases in accordance with IAS 37.

There is one matter concerning legal proceedings in the Disclosures, which is considered probable that an outflow will be required, but for which we are unable to make an estimate of the possible loss or range of possible losses at this stage.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal, or where a loss is probable and we are able to make a reasonable estimate of the loss, AstraZeneca records the loss absorbed or makes a provision for its best estimate of the expected loss. The position could change over time and the estimates that the Company made, and upon which the Company have relied in calculating these provisions are inherently imprecise. There can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions that have been booked in the accounts. The major factors causing this uncertainty are described more fully in the Disclosures and herein.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its IP.

Matters disclosed in respect of the first quarter of 2023 and to 27 April 2023

Patent litigation

Enhertu

US patent proceedings

As previously disclosed, in December 2020 and January 2021, AstraZeneca and Daiichi Sankyo, Inc. filed post-grant review (PGR) petitions with the US Patent and Trademark Office (USPTO) alleging, inter alia, that the Seagen patent is invalid for lack of written description and enablement. The USPTO initially declined to institute the PGRs, but, in April 2022, the USPTO granted the rehearing requests, instituting both PGR petitions. Seagen subsequently disclaimed all patent claims at issue in one of the PGR proceedings. In July 2022, the USPTO reversed its institution decision and declined to institute the other PGR petition. AstraZeneca and Daiichi Sankyo, Inc. requested reconsideration of the decision not to institute review of the patent. In February 2023, the USPTO reinstituted the PGR proceeding. An oral hearing is scheduled for August 2023.

Lynparza

US patent proceedings

As previously disclosed, in December 2022, AstraZeneca received a Paragraph IV notice letter from an abbreviated new drug application (ANDA) filer relating to patents listed in the FDA Orange Book with reference to Lynparza. In February 2023, in response to the Paragraph IV notice, AstraZeneca, MSD International Business GmbH, and the University of Sheffield initiated ANDA litigation against Natco Pharma Limited (Natco) in the US District Court for the District of New Jersey. In the complaint, AstraZeneca alleged that Natco's generic version of Lynparza, if approved and marketed, would infringe patents listed in the FDA Orange Book with reference to Lynparza. No trial date has been scheduled.

Movantik

US patent proceedings
AstraZeneca has resolved by settlement the previously disclosed patent infringement lawsuit brought by Aether Therapeutics, Inc. in the US District Court for the District of Delaware against AstraZeneca, Nektar Therapeutics and Daiichi Sankyo, Inc., relating to Movantik. This matter is now concluded.

Symbicort

US patent proceedings

AstraZeneca has resolved via settlement the previously disclosed ANDA litigations with Mylan Pharmaceuticals Inc. and Kindeva Drug Delivery L.P. (together, the Defendants). In those actions, AstraZeneca alleged that the Defendants' generic versions of Symbicort, if approved and marketed, would infringe various AstraZeneca patents. This matter is now concluded.

Tagrisso

Patent proceedings outside the US

In Russia, in October 2021, AstraZeneca filed a lawsuit in the Arbitration Court of the Moscow Region (the Court) against Axelpharm, LLC to prevent it from obtaining authorisation to market a generic version of Tagrisso prior to the expiration of AstraZeneca's patents covering Tagrisso. The lawsuit also names the Ministry of Health of the Russian Federation as a third party. In March 2022, the Court dismissed the lawsuit. In June 2022, the dismissal was affirmed on appeal. In January 2023, the dismissal was affirmed on further appeal. This matter is now concluded.

Product liability litigation

Nexium and Losec/Prilosec

US proceedings

In the US, AstraZeneca is defending various previously disclosed lawsuits brought in federal and state courts involving multiple plaintiffs claiming that they have been diagnosed with various injuries following treatment with proton pump inhibitors (PPIs), including Nexium and Prilosec. The vast majority of those lawsuits relate to allegations of kidney injuries. In August 2017, the pending federal court cases were consolidated in a multidistrict litigation (MDL) proceeding in the US District Court for the District of New Jersey for pre-trial purposes. A bellwether trial has been scheduled for October 2023, with subsequent bellwether trials scheduled for November 2023 and January 2024. In addition to the MDL cases, there are cases filed in several state courts around the US; a case that was previously set to go to trial in Delaware state court was dismissed in October 2022.

In addition, AstraZeneca has been defending various lawsuits involving allegations of gastric cancer following treatment with proton pump inhibitors (PPIs), including Nexium and Prilosec. One such claim is filed in the US District Court for the Middle District of Louisiana has been scheduled to go to trial in April 2024.

Onglyza and Kombiglyze

US proceedings

As previously disclosed, in the US, AstraZeneca is defending various lawsuits alleging heart failure, cardiac injuries, and/or death from treatment with Onglyza or Kombiglyze. In February 2018, the Judicial Panel on Multidistrict Litigation ordered the transfer of various pending federal actions to the US District Court for the Eastern District of Kentucky (the District Court) for consolidated pre-trial proceedings with the federal actions pending in the District Court. The District Court granted AstraZeneca's motion for summary judgment in August 2022, and plaintiffs are in the process of appealing that decision. In the California State Court coordinated proceeding, AstraZeneca's motion for summary judgment was granted in March 2022. Plaintiffs appealed, and in April 2023, the California Appellate Court affirmed the lower court's decision to grant summary judgment.

Commercial Litigation

Viela Bio, Inc. Shareholder Litigation

US proceedings

In February 2023, AstraZeneca was served with a lawsuit filed in the Delaware State Court against AstraZeneca and certain officers, on behalf of a putative class of Viela Bio, Inc. (Viela) shareholders. The complaint alleges that defendants breached their fiduciary duty to Viela shareholders in the course of Viela's 2021 merger with Horizon Therapeutics, plc. This case remains in the preliminary stages.

Definiens

In Germany, in July 2020, AstraZeneca received a notice of arbitration filed with the German Institution of Arbitration from the sellers of Definiens AG (the Sellers) regarding the 2014 Share Purchase Agreement (SPA) between AstraZeneca and the Sellers. The Sellers claim that they are owed approximately $140m in earn-outs under the SPA. The arbitration hearing took place in March 2023 and AstraZeneca awaits a decision.

PARP Inhibitor Royalty Dispute

In October 2012, Tesaro, Inc. (now wholly owned by GlaxoSmithKline plc, 'GSK') entered into two worldwide, royalty-bearing patent license agreements with AstraZeneca related to GSK's product niraparib. In May 2021, AstraZeneca filed a lawsuit against GSK in the Commercial Court of England and Wales alleging that GSK has failed to pay all of the royalties due on niraparib sales under the license agreements. The case was transferred to the Chancery Division and a trial took place in March 2023. In April 2023, the court issued a decision in AstraZeneca's favour.

Pay Equity Litigation (US)

AstraZeneca was defending a putative class and collective action matter in the US District Court for the Northern District of Illinois brought by three named plaintiffs, who are former AstraZeneca pharmaceutical sales representatives. The case involved claims under the federal and Illinois Equal Pay Acts, with the plaintiffs alleging they were paid less than male employees who performed substantially similar and/or equal work. The plaintiffs sought various damages on behalf of themselves and the putative class and/or collective, including without limitation backpay, liquidated damages, compensatory and punitive damages, attorneys' fees, and interest. In January 2023, the District Court granted AstraZeneca's motion to dismiss plaintiffs' complaint. In March 2023, plaintiffs filed a Second Amended Complaint.

Portola Shareholder Litigation

In the US, in connection with Alexion's July 2020 acquisition of Portola Pharmaceuticals, Inc (Portola), Alexion assumed litigation to which Portola is a party. In January 2020, putative securities class action lawsuits were filed in the US District Court for the Northern District of California against Portola and certain officers and directors, on behalf of purchasers of Portola publicly traded securities during the period 8 January 2019 through 26 February 2020. The operative complaints allege that defendants made materially false and/or misleading statements or omissions with regard to Andexxa. In June 2022, the parties reached a settlement in principle of this matter. In March 2023, the court granted final approval of the settlement. This matter is now concluded.

Alexion Shareholder Litigation (US)

In December 2016, putative securities class action lawsuits were filed in the US District Court for the District of Connecticut (the District Court) against Alexion and certain officers and directors, on behalf of purchasers of Alexion publicly traded securities during the period 30 January 2014 through 26 May 2017. The amended complaint alleges that defendants engaged in securities fraud, including by making misrepresentations and omissions in its public disclosures concerning Alexion's Soliris sales practices, management changes, and relateds investigations. In August 2021, the District Court issued a decision denying in part Defendants' motion to dismiss the matter. The Court granted Plaintiffs' motion for class certification in April 2023.

Syntimmune

In connection with Alexion's prior acquisition of Syntimmune, Inc., (Syntimmune) in December 2020, Alexion was served with a lawsuit filed by the stockholders' representative for Syntimmune in Delaware State Court that alleged, among other things, breaches of contractual obligations relating to the 2018 merger agreement. The stockholders' representative alleges that Alexion failed to meet its obligations under the merger agreement to use commercially reasonable efforts to achieve the milestones. Alexion also filed a claim for breach of the representations in the 2018 merger agreement.  A trial is scheduled for the matter in July 2023.

Government investigations/proceedings

Brazilian tax assessment matter (Brazil)

As previously disclosed, in August 2019, the Brazilian Federal Revenue Service provided a Notice of Tax and Description of the Facts (the Tax Assessment) to two Alexion subsidiaries (the Brazil Subsidiaries), as well as to two additional entities, a logistics provider utilised by Alexion and a distributor. The Tax Assessment focuses on the importation of Soliris vials pursuant to Alexion's free drug supply to patients programme in Brazil.

Alexion prevailed in the first level of administrative appeals in the Brazilian federal administrative proceeding system based on a deficiency in the Brazil Tax Assessment. The decision was subject to an automatic (ex officio) appeal to the second level of the administrative courts. In March 2023, the second level of the administrative courts issued a decision to remand the matter to the first level of administrative courts for a determination on the merits.

Note 6: Subsequent events

In April 2023, the contractual relationship between AstraZeneca and Sobi relating to future sales of nirsevimab in the US was replaced by a royalty relationship between Sanofi and Sobi. As a result, a liability representing AstraZeneca's future obligations to Sobi will be eliminated from AstraZeneca's Statement of Financial Position, and AstraZeneca will record a gain of $718m in Core Other operating income in Q2 2023.

Table 25: Q1 2023 - Product Sales year-on-year analysis[73]

	World			US		Emerging Markets			Europe			Established RoW
	$m	Act % chg	CER % chg	$m	% chg	$m	Act % chg	CER % chg	$m	Act % chg	CER % chg	$m	Act % chg	CER % chg
Oncology	3,920	16	21	1,704	24	966	8	16	760	17	24	490	4	19
Tagrisso	1,424	9	15	521	19	444	9	17	257	2	8	202	(2)	11
Imfinzi	900	50	56	522	66	81	39	47	163	31	38	134	33	52
Lynparza	651	5	10	268	(1)	137	13	19	178	11	18	68	2	16
Calquence	532	28	31	384	13	18	n/m	n/m	108	95	n/m	22	76	91
Enhertu	37	n/m	n/m	-	-	24	n/m	n/m	10	n/m	n/m	3	n/m	n/m
Orpathys	8	(33)	(27)	-	-	8	(33)	(27)	-	-	-	-	-	-
Zoladex	227	(6)	3	3	(25)	167	-	10	33	(5)	1	24	(32)	(22)
Faslodex	75	(19)	(11)	4	(33)	37	(14)	(7)	10	(39)	(35)	24	(13)	1
Others	66	(32)	(27)	2	(28)	50	(31)	(27)	1	(55)	(52)	13	(32)	(22)
BioPharmaceuticals: CVRM	2,530	15	21	622	19	1,165	14	22	557	16	22	186	4	19
Farxiga	1,299	30	37	296	53	498	27	35	393	24	31	112	15	29
Brilinta	334	3	5	179	8	82	19	25	67	(12)	(7)	6	(59)	(53)
Lokelma	98	56	64	56	45	11	n/m	n/m	11	98	n/m	20	29	50
roxadustat	61	49	63	-	-	61	49	63	-	-	-	-	-	-
Andexxa	44	34	42	20	(13)	-	-	-	15	58	66	9	n/m	n/m
Crestor	305	14	23	14	(22)	241	22	32	16	48	56	34	(18)	(7)
Seloken/Toprol-XL	179	(27)	(20)	-	-	173	(27)	(21)	4	3	(3)	2	(23)	(19)
Onglyza	63	(8)	(3)	14	(26)	37	9	17	9	(17)	(17)	3	(32)	(17)
Bydureon	45	(33)	(32)	38	(32)	1	44	45	7	(38)	(34)	(1)	n/m	n/m
Others	102	4	9	5	(25)	61	19	27	35	(5)	(4)	1	(63)	(59)
BioPharmaceuticals: R&I	1,583	5	10	617	(4)	533	22	31	292	5	11	141	(6)	3
Symbicort	688	2	7	233	(10)	229	37	48	147	(6)	(1)	79	(14)	(7)
Fasenra	338	10	13	201	6	14	n/m	n/m	88	17	23	35	(4)	7
Breztri	144	67	73	81	53	38	71	85	15	n/m	n/m	10	52	73
Saphnelo	47	n/m	n/m	44	n/m	-	-	-	1	n/m	n/m	2	n/m	n/m
Tezspire	11	n/m	n/m	-	-	-	-	-	7	n/m	n/m	4	n/m	n/m
Pulmicort	221	2	9	10	(54)	182	11	19	20	12	19	9	(31)	(25)
Bevespi	15	(1)	2	9	(15)	2	9	21	4	55	64	-	-	-
Daliresp/Daxas	13	(75)	(75)	9	(80)	1	(19)	(17)	2	(6)	(2)	1	35	(36)
Others	106	(27)	(22)	30	(44)	67	(9)	(1)	8	(54)	(50)	1	(12)	(7)
BioPharmaceuticals: V&I	355	(80)	(78)	-	n/m	104	(84)	(83)	98	(66)	(64)	153	(66)	(62)
COVID-19 mAbs	127	(73)	(70)	-	n/m	8	(91)	(91)	4	(94)	(93)	115	n/m	n/m
Vaxzevria	28	(97)	(97)	-	n/m	18	(96)	(96)	10	(93)	(92)	-	n/m	n/m
Synagis	198	(1)	5	-	-	78	17	21	82	(5)	-	38	(18)	(7)
FluMist	2	n/m	n/m	-	-	-	-	-	2	n/m	n/m	-	-	-
Rare Disease	1,866	10	14	1,094	7	173	51	57	387	7	14	212	7	21
Soliris	834	(16)	(13)	448	(24)	115	63	77	183	(17)	(12)	88	(18)	(10)
Ultomiris	651	55	61	381	73	13	(46)	(45)	159	52	61	98	39	61
Strensiq	262	26	28	205	28	15	70	58	21	10	17	21	7	22
Koselugo	79	n/m	n/m	41	34	24	n/m	n/m	11	n/m	n/m	3	n/m	n/m
Kanuma	40	4	6	19	3	6	(1)	(6)	13	5	10	2	31	44
Other medicines	312	(26)	(21)	36	(8)	205	-	8	22	(38)	(37)	49	(66)	(62)
Nexium	244	(27)	(20)	29	(12)	156	8	17	12	(19)	(15)	47	(67)	(62)
Others	68	(26)	(23)	7	19	49	(18)	(13)	10	(52)	(52)	2	(63)	(58)
Total Product Sales	10,566	(4)	1	4,073	2	3,146	(5)	2	2,116	1	7	1,231	(23)	(13)

Table 26: Alliance Revenue

	Q1 2023	Q1 2022
	$m	$m
Enhertu	220	76
Tezspire	43	3
Vaxzevria: royalties	-	56
Other royalty income	20	16
Other Alliance Revenue	3	1
Total	286	152

Table 27: Collaboration Revenue

	Q1 2023	Q1 2022
	$m	$m
Lynparza: regulatory milestones	-	175
Farxiga: sales milestones	24	-
tralokinumab: sales milestones	-	70
Other Collaboration Revenue	3	13
Total	27	258

Table 28: Other Operating Income and Expense

	Q1 2023	Q1 2022
	$m	$m
brazikumab licence termination funding	38	35
Divestment of US rights to Pulmicort Flexhaler	241	-
Other	100	62
Total	379	97

Other shareholder information

Financial calendar

Announcement of half year and second quarter 2023 results:    28 July 2023
Announcement of nine month and third quarter 2023 results: 9 November 2023
Announcement of full year and fourth quarter 2023 results:   8 February 2024

Dividends are normally paid as follows:
First interim:   Announced with the half year results and paid in September
Second interim: Announced with full year results and paid in March

The record date for the first interim dividend for 2023, payable on 11 September 2023, will be 11 August 2023. The ex-dividend date will be 10 August 2023.

Contacts

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Addresses for correspondence

Registered office	Registrar and transfer office	Swedish Central Securities Depository	US depositary Deutsche Bank Trust Company Americas
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United Kingdom	United Kingdom	Sweden	United States

+44 (0) 20 3749 5000	0800 389 1580	+46 (0) 8 402 9000	+1 (888) 697 8018
	+44 (0) 121 415 7033		+1 (718) 921 8137
db@astfinancial.com

Trademarks

Trademarks of the AstraZeneca group of companies appear throughout this document in italics. Medical publications also appear throughout the document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca that appear in this document include Arimidex and Casodex, owned by AstraZeneca or Juvisé (depending on geography); Beyfortus, a trademark of Sanofi Pasteur Inc.; Enhertu, a trademark of Daiichi Sankyo; Losec, owned by AstraZeneca or Cheplapharm (depending upon geography); Seloken, owned by AstraZeneca or Taiyo Pharma Co., Ltd (depending on geography); Synagis, owned by AstraZeneca or Sobi aka Swedish Orphan Biovitrum AB (publ). (depending on geography); and Tezspire, a trademark of Amgen, Inc.

Information on or accessible through AstraZeneca's websites, including astrazeneca.com, does not form part of and is not incorporated into this announcement.

AstraZeneca

AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Disease, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Cautionary statements regarding forward-looking statements

In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act of 1995, AstraZeneca (hereafter 'the Group') provides the following cautionary statement:

This document contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures. Although the Group believes its expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this document and the Group undertakes no obligation to update these forward-looking statements. The Group identifies the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond the Group's control, include, among other things:

- the risk of failure to meet regulatory or ethical requirements for medicine development or approval
- the risk of failures or delays in the quality or execution of the Group's commercial strategies
- the risk of pricing, affordability, access and competitive pressures
- the risk of failure to maintain supply of compliant, quality medicines
- the risk of illegal trade in the Group's medicines
- the impact of reliance on third-party goods and services
- the risk of failure in information technology or cybersecurity
- the risk of failure of critical processes
- the risk of failure to collect and manage data in line with legal and regulatory requirements and strategic objectives
- the risk of failure to attract, develop, engage and retain a diverse, talented and capable workforce
- the risk of failure to meet regulatory or ethical expectations on environmental impact, including climate change
- the risk of the safety and efficacy of marketed medicines being questioned
- the risk of adverse outcome of litigation and/or governmental investigations
- intellectual property-related risks to our products
- the risk of failure to achieve strategic plans or meet targets or expectations
- the risk of failure in financial control or the occurrence of fraud
- the risk of unexpected deterioration in the Group's financial position
- the impact that global and/or geopolitical events such as the COVID-19 pandemic and the Russia-Ukraine war may have or continue to have on these risks, on the Group's ability to continue to mitigate these risks, and on the Group's operations, financial results or financial condition

Nothing in this document, or any related presentation/webcast, should be construed as a profit forecast.

- End of document -

[1] The COVID-19 medicines are Vaxzevria, Evusheld, and AZD3152 - the COVID-19 antibody currently in development.

[2] Constant exchange rates. The differences between Actual Change and CER Change are due to foreign exchange movements between periods in 2023 vs 2022. CER financial measures are not accounted for according to generally accepted accounting principles (GAAP) because they remove the effects of currency movements from Reported results.

[3] Effective 1 January 2023, the Group has updated the presentation of Total Revenue. For further details of the presentation of Alliance Revenue and Collaboration Revenue, see the basis of preparation and accounting policy section of the Notes to the Interim Financial Statements section.

[4] Reported financial measures are the financial results presented in accordance with UK-adopted International Accounting Standards and International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB) and International Accounting Standards as adopted by the European Union.

[5] Earnings per share.

[6] Core financial measures are adjusted to exclude certain items. The differences between Reported and Core measures are primarily due to costs relating to the acquisition of Alexion, amortisation of intangibles, impairments and restructuring charges. A full reconciliation between Reported EPS and Core EPS is provided in Table 13 in the Financial performance section of this document.

[7] Cardiovascular, Renal and Metabolism.

[8] Respiratory & Immunology.

[9] Non-small cell lung cancer.

[10] Hepatocellular carcinoma.

[11] Neuromyelitis optica spectrum disorder.

[12] Human epidermal growth factor receptor 2.

[13] nirsevimab is approved in the EU with the Beyfortus trademark.

[14]  Vaxzevria is AstraZeneca's trademark for the Company's supply of the AstraZeneca COVID-19 Vaccine. In the financial tables in this report, 'Vaxzevria Total Revenue' includes royalties from sub-licensees that produce and supply the AstraZeneca COVID-19 Vaccine under their own trademarks, recorded in Alliance Revenue.

[15] Monoclonal antibodies. The COVID-19 mAbs are Evusheld and AZD3152.

[16] For Alliance Revenue and Collaboration Revenue, the comparable amounts for FY 2022 are $749m and $604m respectively.

[17] Vaccines & Immune Therapies.

[18] In Table 2, the plus and minus symbols denote the directional impact of the item being discussed, e.g. a '+' symbol next to an R&D expense comment indicates that the item increased the R&D expense relative to the prior year.

[19] The calculation of Reported and Core Gross Margin excludes the impact of Alliance Revenue and Collaboration Revenue.

[20] Income from disposals of assets and businesses, where the Group does not retain a significant ongoing economic interest, continue to be recorded in Other Operating Income and Expense in the Company's financial statements.

[21] Respiratory syncytial virus.

[22] Hereditary transthyretin-mediated amyloid polyneuropathy.

[23] Hormone receptor.

[24] Taskforce on Climate-related Financial Disclosures.

[25] Product Sales shown in the Imfinzi line include Product Sales from Imjudo

[26] National reimbursement drug list.

[27] France, Germany, Italy, Spain, UK.

[28] Biliary tract cancer.

[29] Extensive-stage small cell lung cancer.

[30] Poly ADP ribose polymerase.

[31] Platinum sensitive relapse

[32] Breast cancer gene mutation.

[33] Germline (hereditary) breast cancer gene mutation.

[34] Metastatic breast cancer.

[35] Bruton tyrosine kinase inhibitor.

[36] Mesenchymal-epithelial transition.

[37] Sodium-glucose cotransporter 2.

[38] Heart failure.

[39] Chronic kidney disease.

[40] European Society of Cardiology.

[41] American Heart Association.

[42] American College of Cardiology.

[43] Heart Failure Society of America.

[44] Heart failure with reduced ejection fraction.

[45] Type-2 diabetes.

[46] Heart failure with preserved ejection fraction.

[47] Betaloc is the brand name for Seloken in China.

[48] Inhaled corticosteroid.

[49] Long-acting beta-agonist.

[50] Interleukin-5.

[51] The 'dynamic market' refers to patients who have recently changed their medicine. For biologic medicines, it captures patients who have adopted a biologic medicine for the first time, and patients who have switched from one biologic brand to another.

[52] Fixed dose combination.

[53] 'New-to-brand' share represents a medicine's share in the dynamic market

[54] Asthma COPD overlap.

[55] Intravenous injection.

[56] Systemic lupus erythematosus.

[57] Complement component 5.

[58] Atypical haemolytic uraemic syndrome.

[59] Generalised myasthenia gravis.

[60] Other Operating Income.

[61] Securities Exchange Commission.

[62] Based on best prevailing assumptions around currency profiles.

[63] Based on average daily spot rates 1 Jan 2022 to 31 Dec 2022.

[64] Based on average daily spot rates 1 Jan 2023 to 31 Mar 2023.

[65] Based on average daily spot rates 1 Mar 2023 to 31 Mar 2023.

[66] Change vs the average spot rate for the previous year

[67] Other currencies include AUD, BRL, CAD, KRW and RUB.

[68] Overall survival.

[69] Epidermal growth factor receptor mutation.

[70] Supplemental new drug application.

[71] Neutralising antibody.

[72] Effective 1 January 2023, the Group has updated the presentation of Total Revenue. See Note 1 for further details of the presentation of Alliance Revenue.

[73] The table provides an analysis of year-on-year Product Sales, with Actual and CER growth rates reflecting year-on-year growth. Due to rounding, the sum of a number of dollar values and percentages may not agree to totals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 27 April 2023

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary